FOCUS ENERGY TRUST

05013125

SUPPL

November 30, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Focus Energy Trust ("Focus") and FET Resources Ltd.
File No. 82-34761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

Press Release – Exchange Ratio on Exchangeable Shares	September 1, 2005
Press Release – Confirmation of Cash Distribution	September 15, 2005
Press Release – Exchange Ratio on Exchangeable Shares	October 3, 2005
Press Release – Distributions Set for 4th Qtr.	October 13, 2005
Press Release – Exchange Ratio on Exchangeable Shares	November 2, 2005
Press Release – Q3 2005 Financial and Operating Results	November 9, 2005
Management's Discussion & Analysis – Q3 2005	November 7, 2005
Financial Statements – Q3 2005	November 7, 2005
Q3 2005 Report	November 7, 2005
Certification of Interim Filings Form 52-109FT2 - CEO	November 14, 2005
Certification of Interim Filings Form 52-109FT2 – CFO	November 14, 2005
Press Release – Confirmation of Cash Distribution	November 15, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Suite 3250, 205 5th Avenue SW, Calgary, Alberta T2P 3V7
www.focusenergytrust.com Tel: [403] 781-8409 Fax: [403] 781-8408 Email: contact@focusenergytrust.com

Please contact me at 403-781-8339 if you have any questions relating to this filing.

Yours truly,

FOCUS ENERGY TRUST / FET RESOURCES LTD.

Carol Knudsen
Manager, Human Resources & Investor Relations

Enclosures

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE SEPTEMBER 15, 2005

Calgary, September 1, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.33993 to 1.34842. Such increase will be effective on September 15, 2005.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
August 31, 2005	1.33993	$0.18	$21.2084	0.00849	September 15, 2005	1.34842

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR OCTOBER 17, 2005

Calgary, September 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of September production of Cdn. $0.18 per trust unit will be paid on October 17, 2005 to unitholders of record September 30, 2005. The ex-distribution date is September 28, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer
Or
William D. Ostlund
Vice President, Finance and Chief Financial Officer

Focus Energy Trust
#3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE OCTOBER 17, 2005

Calgary, October 3, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.34842 to 1.35634. Such increase will be effective on October 17, 2005.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
September 30, 2005	1.34842	$0.18	$22.7349	0.00792	October 17, 2005	1.35634

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.18 PER UNIT

Calgary, October 13, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the fourth quarter of 2005 to continue monthly distributions of $0.18 per trust unit. Further, Focus has declared a distribution of $0.18 per trust unit to be paid on November 15, 2005 in respect of October production, for unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
October 31	October 27	November 15, 2005	$0.18
November 30	November 28	December 15, 2005	$0.18 (*)
December 31	December 28	January 16, 2006	$0.18 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The exchangeable shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE NOVEMBER 15, 2005

Calgary, November 2, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.35634 to 1.36508. Such increase will be effective on November 15, 2005.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
October 31, 2005	1.35634	$0.18	$20.6021	0.00874	November 15, 2005	1.36508

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES Q3 2005 FINANCIAL & OPERATING RESULTS

Calgary, November 9, 2005 – Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) announces its consolidated financial and operating results for the third quarter ending September 30, 2005.

	Three Months Ended September 30,		Nine Months Ended September 30,		
(thousands of dollars, except where indicated)	**2005**	2004	**2005**	2004	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**48,790**	37,979	**139,354**	110,940	26%
Funds flow from operations [(1)]	**29,773**	21,926	**84,018**	66,326	27%
Per Total Unit [(2) (4)]	**$ 0.80**	$ 0.59	**$ 2.25**	$ 1.87	20%
Cash distributions					
Per Unit	**$ 0.52**	$ 0.45	**$ 1.48**	$ 1.32	12%
Payout ratio (per-unit basis)	**65%**	76%	**66%**	71%	(7%)
Net income[(3)]	**17,573**	10,508	**45,605**	36,535	25%
Per unit [(3)]	**$ 0.48**	$ 0.30	**$ 1.25**	$ 1.11	13%
Capital expenditures and acquisitions	**16,052**	20,108	**42,566**	142,340	(70%)
Long-term debt less working capital	**94,252**	75,235	**94,252**	75,235	25%
Total Trust Units – outstanding (000's)[(4)]	**37,418**	37,094	**37,418**	37,094	1%
Weighted average Total Trust Units (000's)[(5)]	**37,381**	37,057	**37,311**	35,480	5%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,718**	1,932	**1,782**	2,027	(12%)
NGLs (bbls/d)	**833**	775	**783**	650	20%
Natural gas (mcf/d)	**44,910**	44,903	**45,166**	42,581	6%
Barrels of oil equivalent (@ 6:1)	**10,036**	10,191	**10,092**	9,774	3%
Average product prices realized [(6)]					
Crude oil (CDN$/bbl)	**$ 57.78**	$ 40.79	**$ 55.77**	$ 40.16	39%
NGLs (CDN$/bbl)	**$ 62.41**	$ 45.48	**$ 56.47**	$ 41.96	35%
Natural gas (CDN$/mcf)	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33	19%
Field netback per BOE					
Revenue [(6)]	**$ 49.87**	$ 37.72	**$ 47.85**	$ 38.74	24%
Royalties, net of ARTC	**$ (12.16)**	$ (9.22)	**$ (11.53)**	$ (9.57)	20%
Production expenses	**$ (3.56)**	$ (3.31)	**$ (3.95)**	$ (3.14)	26%
Field netback	**$ 34.15**	$ 25.19	**$ 32.38**	$ 26.03	24%
Wells drilled					
Gross	**16**	5	**31**	14	121%
Net	**13.9**	2.7	**24.6**	8.8	180%
Success rate	**100%**	100%	**100%**	93%	7%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 24.05**	$ 18.50	**$ 24.05**	$ 18.50	
Low	**$ 20.99**	$ 15.37	**$ 18.60**	$ 12.90	
Close	**$ 24.04**	$ 18.08	**$ 24.04**	$ 18.08	33%
Daily average trading volume	**117,859**	101,752	**100,123**	108,551	(8%)

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(2) Based on weighted average Total Units outstanding for the period.

(3) Net income has been restated. See Notes 2 and 3 of the notes to consolidated financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Trust Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.34842 at September 30, 2005 and 1.25387 at September 30, 2004.

(5) Weighted average Total Trust Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

Highlights

- Record breaking funds flow and net income of $29.8 million and $17.6 million respectively in Q3 2005 were driven by high commodity prices and associated high netbacks.
- The Trust has concluded three separate land deals in the last two quarters that have effectively doubled our land position at Tommy Lakes, providing numerous new drilling opportunities and inventory.
- Cash distributions increased from $0.16 to $0.18 per unit per month (12.5 percent increase) effective with the distribution paid on September 15, 2005.
- A strong financial position is being maintained with a low debt-to-funds-flow ratio of 0.8 times and sufficient funds after distributions to fund our capital program.
- The Tommy Lakes 2005/2006 winter drilling program is in place and will get under way in mid November weather permitting.

Message to Unitholders

We are pleased to present the results of what has been a very successful third quarter of 2005. We have seen exceptionally high commodity prices during the quarter, resulting in record cash flow. We have been active with our drilling program at Pouce Coupe, Sylvan Lake and Medicine Hat. Our plan to add additional undeveloped lands to our organic drilling inventory has been successful, increasing the Trust's undeveloped land base by 131 percent. All in all, this quarter is certainly one of the best in the history of the Trust with its record high cash flow and large additions to the Trust's undeveloped land base.

Commodity prices have remained exceptionally strong in Q3 2005, resulting in an increase in funds flow from operations to $29.8 million versus $21.9 million in Q3 2004. Higher gas and oil price realizations were primarily responsible for the increase in funds flow. We continue to closely monitor the stability of oil and gas prices at these exceptionally high levels and are taking advantage of opportunities to put appropriate price protection in place.

Although the third quarter provided challenging wet weather conditions, we managed to drill 16 gross (13.9 net) gas wells. During the quarter we were active at Pouce Coupe, tieing in two Montney gas wells, as well as drilling our three-well Edmonton Sand program at Sylvan Lake with all wells tied in and on production. Our Medicine Hat drilling program was executed cost efficiently and with 100% success late in the third quarter with tie in of the wells expected in early November. The Tommy Lakes 2005/2006 winter drilling program is in place and will get under way in mid November weather permitting.

We are delighted with the strength in oil and gas prices; however, high commodity prices have not diminished our focus on either capital reinvestment efficiency or on operating costs. In Q3 2005 our operating costs are $3.56 versus $3.31 in Q3 2004, an increase of eight percent. We continue to spend considerable time and energy ensuring that our capital dollars are spent as effectively as possible and that we do everything possible to minimize the impact of rising energy and labor costs on our operating cost structure. This has lead to deferral of some capital projects until such time as we feel that they can be executed in a more cost effective manner.

In Q3 2005 we concluded the last of three deals in the Tommy Lakes area that, in aggregate, have effectively doubled our land position. The most recent deal concluded in Q3 added 53 net sections of land on the south side of the Halfway pool and includes three producing Halfway gas wells. This land will play an important role as we push the existing Halfway pool further south. These land acquisitions are significant as we continue to build our inventory of internally-generated drilling opportunities.

Outlook

Current industry activity levels are creating significant challenges with respect to sourcing equipment, services and, most importantly, people to undertake projects. We are working diligently to ensure our drilling programs are delivered on time and on budget and hope to reduce cost pressures through innovation and execution efficiencies. We continue to review acquisition opportunities, but with current acquisition metrics, we are spending progressively greater amounts of time on our organic initiatives.

Focus' 2005 outlook remains unchanged. Our 2006 outlook is presented in the Management's Discussion and Analysis and reflects the Trust's ongoing game plan of maintaining its production volumes utilizing the drill bit as opposed to having to participate in the expensive asset acquisition market. The key factor to our success in this regard is the extensive and growing inventory of drilling opportunities on our lands. The Tommy Lakes 2005/2006 11-well winter drilling program is ready to go and is the focus of our capital program for the remainder of the 2005 year.

The Trust is in excellent financial condition, with a low debt-to-cash-flow ratio of 0.8 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition.

Government Taxation

On September 8, 2005 the Federal Government of Canada issued a consultation paper regarding the tax treatment of income trusts. The government is concerned about what it sees as significant tax loss as a result of corporations converting to the income fund structure. The government has also expressed concern that a slowdown of economic activity and reduced productivity could result when corporations convert to a structure focused on maintaining stable distributions. As part of the consultation process, interested parties have been invited to submit comments.

The possibility that the government may impose additional taxes or restrictions on income trusts has created considerable uncertainty in the market. Such tax may or may not be refunded or credited to the unitholder. To the extent such tax is not refunded or credited to the unitholder, double taxation will result and could lead to a reduction in distributions and unit values.

We have reviewed the government's concerns and believe that the potential corporate tax loss is more than offset by higher personal tax revenues paid by unitholders of income trusts. Our submission to the Minister of Finance will indicate that our experience as a trust over the last three years, with increasing levels of capital reinvestment and employment, is completely contrary to the belief that trusts stifle investment. Indeed, the entire oil and gas trust sector is experiencing record levels of investment and employment.

Focus will be active on this issue with submissions during the consultation process. We encourage any unitholders who feel strongly about this issue to participate in the process so that their voices can be heard.

To contact the Minister of Finance:
The Honourable Ralph Goodale
Department of Finance
140 O'Connor Street
Ottawa, Ontario K1A 0A6
Phone 613-996-4743 Fax: 613-996-9790
E-mail: goodale.R@parl.gc.ca

To contact your Member of Parliament:
www.canada.gc.ca/directories/direct_ee.html

I would like to thank all of our unitholders for their on-going support and confidence in Focus.

On behalf of the Board,



Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 7, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
OPERATIONS SUMMARY	**2005**	2004	**2005**	2004
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,036**	10,191	**10,092**	9,774
% of Natural gas	**75%**	73%	**75%**	73%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 73.76**	$ 54.83	**$ 66.12**	$ 49.89
Financial hedging settlements (CDN$/bbl)	**$ (15.98)**	$ (14.04)	**$ (10.35)**	$ (9.73)
Realized price (CDN$/bbl)	**$ 57.78**	$ 40.79	**$ 55.77**	$ 40.16
NGLs (CDN$/bbl)	**$ 62.41**	$ 45.48	**$ 56.47**	$ 41.96
NGL price/Crude oil price	**85%**	83%	**85%**	84%
Natural gas sales (CDN$/mcf)	**$ 8.52**	$ 6.60	**$ 8.15**	$ 6.93
Transportation system charges (CDN$/mcf)	**$ (0.66)**	$ (0.59)	**$ (0.61)**	$ (0.60)
Financial hedging settlements (CDN$/mcf)	**$ (0.09)**	$ -	**$ (0.04)**	$ -
Realized price (CDN$/mcf)	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33
Reference prices & net Focus price realized [1]				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 75.51**	$ 56.33	**$ 67.62**	$ 50.91
Differential (CDN$/bbl)	**$ (1.75)**	$ (1.51)	**$ (1.49)**	$ (1.02)
Natural gas (AECO daily CDN$/mcf)	**$ 9.38**	$ 6.21	**$ 7.88**	$ 6.54
Differential (CDN$/mcf)	**$ (1.61)**	$ (0.20)	**$ (0.38)**	$ (0.22)
Barrels of oil equivalent (@ 6:1)	**$ 61.15**	$ 42.34	**$ 52.45**	$ 42.45
Differential (including NGLs vs crude oil)	**$ (8.14)**	$ (1.96)	**$ (2.62)**	$ (1.69)
Production revenue before transportation system charges ($thousands)				
Crude oil, before hedging settlements	**11,699**	9,775	**32,257**	27,813
Financial hedging settlements	**(2,525)**	(2,495)	**(5,036)**	(5,406)
NGLs	**4,785**	3,246	**12,066**	7,482
Natural gas, before hedging settlements	**35,202**	27,453	**100,499**	81,051
Financial hedging settlements	**(371)**	-	**(432)**	-
	48,790	37,979	**139,354**	110,940
Funds flow per BOE				
Revenue	**$ 55.98**	$ 43.17	**$ 52.56**	$ 43.44
Financial hedging settlements	**(3.14)**	(2.66)	**(1.98)**	(2.02)
Transportation system charges	**(2.97)**	(2.79)	**(2.73)**	(2.68)
Realized price [1]	**49.87**	37.72	**47.85**	38.74
Royalties, net of ARTC	**(12.16)**	(9.22)	**(11.52)**	(9.57)
Production expenses	**(3.56)**	(3.31)	**(3.95)**	(3.14)
Field netback	**34.15**	25.19	**32.38**	26.04
Facility income	**0.56**	0.49	**0.57**	0.77
Interest income	**0.02**	0.12	**0.01**	0.07
General and administrative, cash portion	**(1.17)**	(1.30)	**(1.20)**	(1.10)
Interest and financing and other	**(0.96)**	(0.74)	**(0.94)**	(0.63)
Current and large corporations tax	**(0.35)**	(0.38)	**(0.32)**	(0.38)
Funds flow from operations	**$ 32.25**	$ 23.39	**$ 30.50**	$ 24.77
Funds flow from operations / field netback	**94%**	93%	**94%**	95%
Royalty rate (before hedging settlements and net of transportation system charges)	**23%**	23%	**23%**	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus continues to have strong field netbacks and funds flow from operations. These results reflect continuing high commodity prices and increasing natural gas volumes in 2005 from drilling programs during the year at Tommy Lakes, Pouce Coupe and Sylvan Lake.

Funds flow from operations for the third quarter was $29.8 million or $0.80 per Total Unit compared with $21.9 million or $0.59 per Total Unit for the third quarter of 2004.

Net income for the three months ended September 30, 2005 of $17.6 million remained solid due to robust commodity prices and new natural gas volumes coming on stream. This compares with net income of $10.5 million in the third quarter of 2004. Net income for 2004 was restated as a result of adopting EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

During the third quarter, Focus drilled 16.0 gross wells (13.9 net) with 100 percent success at Medicine Hat and Sylvan Lake. Capital expenditures were $16.1 million for the quarter, of which $10.4 million represents an acquisition at Tommy Lakes of undeveloped land and three producing wells.

Focus continues to maintain a strong balance sheet with total debt and working capital deficiency representing nine percent of total capitalization and debt to funds flow of 0.8 times.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties, operating expenses and funds flow from operations reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are typically the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q3 compared with 2005 Q2:

- Overall natural gas production of 44.9 Mmcf/d compared with 47.0 Mmcf/d in the second quarter. The new wells at Tommy Lakes continue to come off flush production. These volumes were partially replaced with production of new wells at Pouce Coupe and Sylvan Lake. The new wells at Tommy Lakes are performing as expected and are consistent with our drilling programs of the prior two years.
- The three percent production decrease in oil production reflects the natural decline of these properties, partially offset by new wells commencing production at Loon Lake and Evi.

2005 Q3 compared with 2004 Q3:

- Natural gas production was 44.9 Mmcf/d in Q3 2005, unchanged from Q3 2004. Production declines in the Kotcho-Cabin area were offset by production increases in Tommy Lakes and Pouce Coupe. Focus continues to direct investment towards its low decline, longer life properties.
- Production for the nine-month period ended September 30, 2005 was three percent higher at 10,092 BOE per day from 9,774 BOE per day in the same period in 2004 as natural gas production increased six percent, crude oil production decreased 12 percent and NGL production increased 20 percent.
- Oil production decreased 11 percent from 1,932 bbls per day in Q3 2004 to 1,718 bbls per day in Q3 2005 due to natural declines which were partially offset through investment at Loon Lake, Evi and Red Earth.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
    a) higher than standard heat content of our natural gas;
    b) a high proportion of natural gas delivered to British Columbia markets;
    c) transportation system charges in British Columbia and Alberta;
    d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

Realized Price (CDN$/mcf)	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
AECO daily average	**$ 9.38**	$ 6.21	**$ 7.88**	$ 6.54
Plus: heat content adjustment	**0.87**	0.56	**0.74**	0.55
Less: differential to B.C. markets	**(0.24)**	0.01	**(0.16)**	(0.07)
Less: transportation system charges	**(0.66)**	(0.59)	**(0.61)**	(0.60)
Adjust: timing of actual gas sales	**(0.40)**	(0.01)	**(0.15)**	0.03
Price before price protection	**8.95**	6.18	**7.70**	6.45
Impact of longer term physical sales contracts	**(1.09)**	(0.17)	**(0.16)**	(0.12)
Financial hedging settlements	**(0.09)**	-	**(0.04)**	-
Realized price	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33

- Natural gas prices increased significantly during the quarter and there was considerable volatility. This is reflected by the AECO daily average reference price of $9.38 being $1.21 higher than the AECO monthly average reference price of $8.17 per mcf.
- During the third quarter, 59 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.99 per mcf. These forward sales contracts resulted in natural gas sales of approximately $4.5 million lower than if the natural gas had been sold based on the AECO daily reference price.

Crude Oil

- The price realized by Focus for crude oil in the third quarter of 2005, after settlement of financial hedges, was $57.78 per barrel versus $40.79 per barrel for the third quarter of 2004.
- The hedging cost of $2.5 million or $15.98 per barrel for the third quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $2.5 million or $14.04 per barrel.

Price Protection

Price Protection (volume and reference price)		2005 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	2007 Q1
Natural gas	Mmcf/d	26.5	24.2	12.1	12.1	8.1	6.1
	CDN$/mcf	$8.60 - $8.67	$9.10 - $9.43	$9.42 - $10.75	$9.42 - $10.75	$11.34 - $12.02	$13.23
Crude oil	bbls/d	800	700	700	700	700	-
	CDN$/bbl	$49.56	$62.73 -$68.44	$62.73 - $68.44	$62.73 - $68.44	$62.73 - $68.44	-

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 9 and 10 of the notes to consolidated financial statements.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]	**September 30, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$114,233,285**	$111,347,263
Future income taxes	**39,666,650**	38,611,873
Non-controlling interest – exchangeable shares	**3,892,160**	4,934,044
Unitholders' capital	**101,417,715**	91,143,110
Exchangeable shares	**(956,476)**	(1,546,884)
Accumulated income, opening adjustment	**(21,794,881)**	(13,247,018)
Net income impact of new policy	**(7,991,884)**	(8,547,862)

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
Change in Statements of Income Items	**2005**	2004	**2005**	2004
Depletion and depreciation	**$3,642,625**	$3,216,048	**$10,585,317**	$8,636,296
Future income tax expense (reduction)	**(1,028,054)**	(542,685)	**(3,664,233)**	(3,518,249)
Non-controlling interest	**382,512**	364,531	**1,070,800**	2,524,339
Net income impact of new policy	**$2,997,083**	$3,037,894	**$7,991,884**	$7,642,386

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended September 30, 2005 was $48.8 million compared to $38.0 million in Q3 2004.
- The 28 percent increase from the third quarter of 2004 to the third quarter of 2005 resulted from a 32 percent increase in realized prices for crude oil and natural gas which was partially offset by a two percent decrease in volumes. Focus has increased its weighting of volumes to natural

gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.

- Revenue for the third quarter of 2005 is $2.2 million higher than revenue in the second quarter of 2005 of $46.6 million, essentially due to higher realized commodity prices.

Production Expenses

	2005			2004				2003	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$3.56	$4.10	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51

- Production expenses reported for the third quarter of 2005 were $3.56 per BOE compared with $4.10 per BOE for the second quarter of 2005 and $3.31 for the third quarter of 2004.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2005 in comparison to the same period in 2004 have risen in response to high activity levels in the sector, competition for services and higher energy costs. Average production expenses for 2005 are forecast to be between $3.90 and $4.10 per BOE.

General and Administrative Expenses

(thousands)	Three Months Ended September 30, 2005	2004	Nine Months Ended September 30, 2005	2004
Cash G&A expenses	**$ 1,722**	$ 1,441	**$ 4,957**	$ 4,156
Overhead recoveries	**(640)**	(222)	**(1,648)**	(1,202)
Total cash G&A expenses	**1,082**	1,219	**3,309**	2,954
Non-cash G&A expense(1)	**374**	301	**1,108**	898
Trust Unit Rights Plan expense(2)	**221**	83	**618**	180
Net G&A reported	**$ 1,677**	$ 1,603	**$ 5,035**	$ 4,032
Cash-based G&A per BOE	**$ 1.17**	$ 1.30	**$ 1.20**	$ 1.10
Net reported G&A per BOE	**$ 1.82**	$ 1.71	**$ 1.83**	$ 1.51

(1) Gross general and administrative expenses for the first nine months of 2005 include $2.2 million related to the Executive Bonus Plan (first nine months of 2004 - $1.8 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $1.20 per BOE for the first nine months of 2005 compared to $1.10 per BOE for the first nine months of 2004. Increased general and administrative expenses in the first nine months of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations as well as expenses related to ensuring compliance with new internal control over financial reporting and disclosure regulations.

Interest and Financing Expenses

Interest and financing expenses have remained constant at $0.9 million in the third quarter of 2005, compared to the second quarter of 2005. Outstanding bank debt at the end of the quarter increased to $93.5 million at September 30, 2005 from $88.5 million at June 30, 2005 and $85.0 million at March 31, 2005 reflecting the Tommy Lakes land acquisition. Total debt, including the working capital deficiency, increased from $89.0 million at June 30, 2005 to $94.3 million at September 30, 2005.

Interest and financing expenses increased from $0.7 million in the third quarter of 2004 to $0.9 million in the third quarter of 2005 commensurate with higher debt balances.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended September 30, 2005 increased $0.77 to $11.31 per BOE ($15.25 per BOE, including the exchangeable share impact) compared to $10.54 per BOE ($14.40 per BOE, including the exchangeable share impact) in the second quarter of 2005. The rate at September 30, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first nine months of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.9 million from $12.1 million at June 30, 2005 to $13.0 million at September 30, 2005. The increase reflects additional liabilities associated with new drilling activity, accretion expense net of actual reclamation expenses, and $0.4 million related to the Tommy Lakes acquisition during the quarter. See Note 4 of the notes to the consolidated financial statements for more information.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

For the first nine months of 2005, there was a future income tax recovery of $1.9 million, excluding the impact of exchangeable share conversions, compared to a future income tax recovery of $2.0 million for the first nine months of 2004.

The future income tax recovery of $2.1 million, excluding the impact of exchangeable share conversions, recognized in the third quarter of 2005 is largely due to a decrease in British Columbia corporate rates from 13.5 percent to 12.0 percent effective July 1, 2005.

Capital Expenditures

Capital expenditures for field operations during the third quarter of 2005 were $5.7 million. Our most active areas during the quarter were Pouce Coupe, Sylvan Lake and Medicine Hat. At Pouce Coupe we completed and tied in the two successful Montney gas wells that were drilled at the end of the second quarter. At Sylvan Lake we drilled, completed and tied in three (1.9 net) Edmonton Sand gas wells. Late in the quarter we commenced our Medicine Hat development program, with the drilling of 13 (12.0 net) shallow gas wells. These wells were completed early in the fourth quarter and are currently being tied in.

On August 12, 2005 Focus closed an acquisition of certain producing assets and undeveloped land immediately south of its existing Tommy Lakes field. Purchase price for the assets was $10.4 million. First year production from the assets is expected to average 0.9 Mmcf/d of natural gas and 19 bbls/d of associated natural gas liquids. Total proved plus probable reserves are estimated to be 4.2 Bcf of natural gas and 88 mbbls of natural gas liquids. The acquired production is 100 percent working interest and the wells are tied in to the Focus owned and operated gathering system and facilities. The acquisition also includes 33,550 gross acres of undeveloped land with an average working interest of 85 percent.

Capital expenditures for the remainder of 2005 are expected to be in the range of $8.0 to $10.0 million. The remaining capital program will involve the completion and tie-in of the wells drilled at Medicine Hat late in Q3, the drilling of two gross wells at Loon Lake, and the drilling of the first three to five wells of our winter drilling program at Tommy Lakes.

Liquidity and Capital Resources

As at September 30, 2005 Focus had a working capital deficit of $0.8 million compared with a working capital deficit of $6.7 million at December 31, 2004 and a working capital deficit of $2.5 million at September 30, 2004. The working capital deficiency has decreased from year end due to the completion of the winter drilling program at Tommy Lakes. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs,

distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2005 was $93.5 million compared with $74.5 million at December 31, 2004 and $72.7 million at September 30, 2004. The increase in long-term debt from year end reflects the $10.4 million Tommy Lakes acquisition.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $94.3 million at September 30, 2005. This change of $13.1 million during this period primarily resulted from the following factors:

- Funds flow from operations was $84.0 million, of which $53.8 million in distributions was declared to unitholders, $0.7 million of net contributions went to the reclamation fund and $29.5 million was used to partially fund capital expenditures during the first three quarters.
- Proceeds were $0.7 million from the issuance of equity pursuant to the exercise of unit appreciation rights.
- The Tommy Lakes acquisition was financed with bank credit facilities for $10.4 million.
- Field capital expenditures of $32.2 million during the first nine months of 2005 were funded through $29.5 million of funds from operations and $2.7 million of indebtedness.

Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at September 30, 2005. The credit facility revolves until May 25, 2006 and may be extended.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing up to 30 to 35 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

($thousands except per-unit amounts)	**September 30, 2005**	December 31, 2004
Long-term debt	**93,500**	74,500
Plus: Working capital deficiency	**752**	6,658
Total debt	**94,252**	81,158
Units outstanding and issuable for exchangeable shares	**37,418**	37,223
Market price	**$24.04**	$19.97
Market capitalization	**899,529**	743,343
Total capitalization	**993,781**	824,501
Total debt as a percentage of total capitalization	**9.5%**	9.8%
Annualized funds flow [i]	**112,332**	89,567
Total debt to funds flow [i]	**0.8**	0.9

[i] *September 30, 2005 is based on the funds flow of the Trust for the 273-day period*

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18
October 27, 2005	October 31, 2005	November 15, 2005	$0.18
November 28, 2005	November 30, 2005	December 15, 2005	$0.18(*)
December 28, 2005	December 31, 2005	January 16, 2006	$0.18(*)

(*) *estimated*

Focus declared distributions of $1.48 per unit in respect of January to September 2005 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the

exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Funds flow from operations (thousands)	$29,773	$84,018
Funds flow from operations per unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$0.80	$2.25
Distributions per unit	$0.52	$1.48
Payout ratio – per-unit basis	65%	66%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$19,039	$53,877
Payout ratio - dollar basis	64%	64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	1,958	88	604	922	344
Operating leases	396	132	264	-	-
Mineral and surface leases[2]	5,286	881	1,762	1,762	881
Transportation and processing	32,174	11,199	14,888	3,162	2,925
Asset retirement obligations[3]	12,999	215	448	272	12,064
Total contractual obligations	52,813	12,515	17,966	6,118	16,214

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 9 and 10 of the notes to consolidated financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at September 30, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Further to the above, on September 8, 2005, the Department of Finance issued a consultation paper, "Tax and Other Issues Related to Publicly Listed Flow Through Entities (Income Trust and Limited Partnerships)" and began consultations on tax and other issues related to business income trusts and other flow through entitles. The outcome of this consultation process may impact the tax status of the trust structure.

Outlook - 2005

The 2005 outlook remains unchanged. Refer to the "Outlook" section of the Trust's 2005 Q2 Interim Report for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

Outlook - 2006

The following chart summarizes Focus' 2006 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	
Average annual production	9,750 - 10,250 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$4.25 - $4.75
Cash G&A expenses per BOE	$1.55 - $1.70
Capital expenditures - field	$45 million
Average annual payout ratio	65% - 70%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

	2005			2004				2003
(thousands of dollars, except as indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL								
Oil and gas revenues, before royalties(1)	48,790	46,583	43,981	39,233	37,979	42,284	30,677	28,088
Funds flow from operations	29,773	27,436	26,809	23,241	21,926	25,961	18,438	17,129
Per Total Unit – basic	$0.80	$0.73	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54
Cash distributions per trust unit	$0.52	$0.48	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42
Payout ratio (per-unit basis)	65%	66%	67%	78%	76%	64%	74%	78%
Net income(2)	17,573	14,682	13,351	14,223	10,508	14,877	11,150	8,108
Per unit – basic(2)	$0.48	$0.40	$ 0.37	$ 0.40	$ 0.30	$ 0.44	$ 0.38	$ 0.30
Capital expenditures	5,658	3,962	22,475	11,325	1,528	857	11,445	4,750
Acquisition expenditures, net	10,394	-	77	1,190	18,580	109,945	(15)	142
Long-term debt plus working capital	94,252	88,965	94,548	81,158	75,235	60,690	(39,893)	23,611
Total Units – outstanding (000's)	37,418	37,339	37,290	37,223	37,094	37,016	36,923	31,822
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,718	1,779	1,850	1,903	1,932	2,027	2,122	2,278
NGLs (bbls/d)	833	770	743	724	776	703	472	460
Natural gas (mcf/d)	44,910	46,997	43,575	43,080	44,903	50,913	31,902	32,476
BOE (@ 6:1)	10,036	10,382	9,856	9,807	10,191	11,215	7,911	8,151

(1) 2004 Q4 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

Consolidated Balance Sheets

	September 30, 2005 (unaudited)	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	**$1,400,188**	$ 43,732
Accounts receivable	**22,585,234**	20,220,594
Prepaid expenses and deposits	**1,661,947**	1,697,846
	25,647,369	21,962,172
Petroleum and natural gas properties and equipment [note 3]	**430,730,092**	413,802,048
Goodwill	**5,100,000**	5,100,000
Reclamation fund	**2,656,478**	1,922,519
	$464,133,939	$442,786,739
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$19,804,656**	$ 22,864,458
Cash distributions payable	**6,594,711**	5,755,784
	26,399,367	28,620,242
Long-term debt [note 5]	**93,500,000**	74,500,000
Asset retirement obligation [note 4]	**12,999,415**	11,461,469
Future income taxes	**81,430,404**	82,338,994
	214,329,186	196,920,705
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	3,892,160	4,934,044
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**243,336,524**	230,478,257
Contributed surplus [note 8]	**892,747**	498,516
Accumulated income	**169,099,956**	123,494,615
Accumulated cash distributions	**(167,416,634)**	(113,539,398)
	245,912,593	240,931,990
	$464,133,939	$442,786,739

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended September 30,		Nine Months Ended, September 30,	
	2005	2004	2005	2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$48,790,125**	$ 37,979,398	**$139,354,375**	$110,939,994
Royalties	**(11,355,487)**	(8,749,502)	**(32,121,546)**	(25,973,256)
Alberta Royalty Tax Credit	**126,028**	104,936	**364,043**	342,184
Facility income	**522,677**	462,631	**1,565,763**	2,070,535
Interest income	**15,311**	116,777	**29,929**	188,295
	38,098,654	29,914,240	**109,192,564**	87,567,752
Expenses				
Transportation system charges	**2,740,267**	2,611,076	**7,516,136**	7,183,691
Production	**3,289,431**	3,106,959	**10,881,097**	8,400,420
General and administrative	**1,676,575**	1,602,491	**5,035,430**	4,032,096
Interest and financing	**890,531**	690,899	**2,585,900**	1,678,932
Depletion and depreciation	**14,088,637**	11,179,476	**40,625,122**	31,210,317
Accretion of asset retirement obligation	**214,167**	203,164	**618,388**	498,001
	22,899,608	19,394,065	**67,262,073**	53,003,457
Income before income and other taxes	**15,199,046**	10,520,175	**41,930,491**	34,564,295
Future income tax expense (reduction)	**(3,079,243)**	(712,685)	**(5,627,599)**	(5,520,249)
Current and large corporations tax	**323,195**	360,479	**881,949**	1,025,115
	(2,756,048)	(352,206)	**(4,745,650)**	(4,495,134)
Non-controlling interest – Exchangeable shares	**382,512**	364,531	**1,070,800**	2,524,339
Net income for the period	**17,572,582**	10,507,850	**45,605,341**	36,535,090
Accumulated income, beginning of period				
As previously reported	**151,527,374**	116,293,054	**145,289,496**	85,661,322
Retroactive adjustment for changes in accounting policies [note 3]	**-**	(17,851,510)	**(21,794,881)**	(13,247,018)
As restated	**151,527,374**	98,441,544	**123,494,615**	72,414,304
Accumulated income, end of period	**$169,099,956**	$108,949,394	**$169,099,956**	$108,949,394
Net income per unit [note 11]				
Basic	**$ 0.48**	$ 0.30	**$ 1.25**	$ 1.11
Diluted	**$ 0.47**	$ 0.29	**$ 1.23**	$ 1.09

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2005	2004	2005	2004
		(Restated – Note 3)		(Restated – Note 3)
Operating activities				
Net income for the period	$17,572,582	$10,507,850	$45,605,342	$36,535,090
Add non-cash items:				
Non-controlling interest – exchangeable shares	382,512	364,531	1,070,800	2,524,339
Non-cash general and administrative expenses	594,672	383,729	1,725,970	1,078,134
Depletion and depreciation	14,088,637	11,179,476	40,625,121	31,210,317
Accretion on asset retirement obligation	214,167	203,164	618,388	498,001
Future income tax expense	(3,079,243)	(712,685)	(5,627,599)	(5,520,249)
Funds flow from operations	29,773,327	21,926,065	84,018,022	66,325,632
Net change in non-cash working capital items	209,055	3,981,967	(5,495,127)	(3,541,932)
	29,982,382	25,908,032	78,522,895	62,783,700
Financing activities				
Proceeds from issue of trust units (net of costs)	-	-	-	70,400,000
Proceeds from exercise of unit appreciation rights	362,068	74,595	723,296	159,245
Increase in long-term debt	5,024,670	10,126,570	19,000,000	51,403,601
Cash distributions	(18,290,738)	(15,737,963)	(53,038,309)	(42,736,987)
	(12,904,000)	(5,536,798)	(33,315,013)	79,225,859
Investing activities				
Capital asset expenditures	(5,657,491)	(1,528,585)	(32,169,994)	(13,830,859)
Acquisition expenditures	(10,394,352)	(18,579,871)	(10,395,992)	(128,509,010)
Reclamation fund contributions	(329,987)	(500,790)	(1,330,240)	(892,519)
Net change in non-cash working capital items	(650,703)	283,715	44,800	1,304,244
	(17,032,533)	(20,325,531)	(43,851,426)	(141,928,144)
Increase in cash and cash equivalents during the period	45,849	45,703	1,356,456	81,415
Cash and cash equivalents, beginning of period	1,354,339	35,712	43,732	-
Cash and cash equivalents, end of period	$1,400,188	$ 81,415	$1,400,188	$ 81,415

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust is primarily comprised of interest earned on promissory notes issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement entered into with FET Resources Ltd.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or funds flow from operations for the Trust.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $3.9 million and $4.9 million ($10.5 million at December 31, 2003), respectively, in the Trust's consolidated balance sheet as at September 30, 2005 and December 31, 2004. Net income has been reduced for net income attributable to the non-controlling interest of $0.4 million for each of the three months ended September 30, 2005 and 2004 and $1.1 million and $2.5 million, respectively, for the nine months ended September 30, 2005 and 2004 ($5.8 million for the year ended December 31, 2003).

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $114.2 million and $111.3 million respectively ($69.4 million at December 31, 2003), an increase to unitholders' capital of $101.4 million and $91.1 million respectively ($51.8 million at December 31, 2003), and an increase in the future income tax liability of $39.7 million and $38.6 million respectively at September 30, 2005 and December 31, 2004 ($25.5 million at December 31, 2003).

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to funds flow from operations as a result of this change in accounting policy.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $34.0 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	September 30, 2005	December 31, 2004
Balance, beginning of period	$11,461,469	$ 7,442,069
Accretion expense	618,389	664,001
Liabilities incurred		
Acquisitions	365,706	1,938,947
Development activity and changes of estimates	1,150,132	1,540,610
Settlement of liabilities	(596,281)	(124,158)
Balance, end of period	$12,999,415	$11,461,469

5. LONG-TERM DEBT

As at September 30, 2005 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 25, 2006, whereupon it may be renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to September 30, 2005, a total of 398,128 exchangeable shares were converted into 520,462 trust units at exchange ratios prevailing at the time. At September 30, 2005, the exchange ratio was 1.34842 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of

Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration	
Exchangeable Shares of FET Resources Ltd.	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$4,934,044	$10,539,100
Net income attributable to non-controlling interest			1,070,800	2,524,339
Exchanged for trust units	(398,128)	(2,256,704)	(2,112,684)	(8,572,127)
Balance as at September 30	579,218	988,946	3,892,160	4,491,312

For the nine months ended September 30, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of the unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration	
Trust Units of Focus Energy Trust	2005	2004	2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478,257	$115,094,929
Issued on conversion of exchangeable shares (i)	520,462	2,745,276	10,865,015	42,629,939
Issued pursuant to the Executive Bonus Plan (ii)	50,728	56,438	1,045,873	841,889
Issued for cash (iii)	-	5,000,000	-	74,500,000
Trust unit issue expenses	-	-	-	(4,100,000)
Exercise of Unit Appreciation Rights (iv)	92,500	18,500	947,379	159,245
Balance as at September 30	36,637,341	35,854,447	243,336,524	229,126,002

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $723,296 and contributed surplus credit of $224,083.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights. To September 30, 2005 a total of 220,000 units had been issued pursuant to the exercise of rights under the Plan, and 1,805,000 units are reserved for issuance under the Plan. With respect to the 1,805,000 units reserved for issuance under the Plan, a total of 1,286,350 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	305,750	$ 21.43	528,650	$ 16.08
Exercised	(92,500)	$ 11.56	(18,500)	$ 8.61
Cancelled	(40,000)	$ 15.10	(7,500)	$ 10.23
Before reduction of exercise price	1,286,350	$ 13.99	1,168,150	$ 12.62
Reduction of exercise price	-	$ (0.99)	-	$ (0.92)
Balance as at September 30	1,286,350	$ 13.00	1,168,150	$ 11.70

- The average exercise price at the grant date is $15.68.
- The average contractual life of the rights outstanding is 3.47 years.
- The number of rights exercisable at September 30, 2005 is 263,950.
- The average value at the grant date for the nine months ended September 30, 2005 is $4.65 ($3.13 for the nine months ended September 30, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $220,912 for the three months ended September 30, 2005 and $618,315 for the nine months ended September 30, 2005. The Trust recorded non-cash compensation expense and contributed surplus of $82,736 for the quarter ended September 30, 2004 and $179,673 for the nine months ended September 30, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $102,288 for the nine months ended September 30, 2005 (September 30, 2004 - $102,663) which would result in no change to net income per trust unit on a basic and diluted basis.

9. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at September 30, 2005, which have no book value, was a cost of $13,905,456.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls		55.05–66.05	Cdn	WTI	January 2006 – December 2006
	300 bbls	$	72.97	Cdn	WTI	January 2006 – December 2006(*)
Natural gas	5,000 GJ	$	5.75-6.85	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$	8.11–9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$	7.57–8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	11.51	Cdn	AECO	November 2006 – March 2007(*)

(*) *contract entered into subsequent to September 30, 2005*

10. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2005, which have no book value, was a cost of $20,849,271.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	5,000 GJ	$6.36	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	5,000 GJ	$7.19	Cdn	April 2005 – October 2005
	5,000 GJ	$6.32	Cdn	April 2005 – October 2005
	7,000 GJ	$7.25	Cdn	November 2005 – March 2006
	7,000 GJ	$7.62	Cdn	November 2005 – October 2005
	5,000 GJ	$7.20	Cdn	April 2005 – October 2005
	7,000 GJ	$8.55	Cdn	November 2005 – March 2006

11. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the nine-month period ending September 30 are based on the weighted average number of trust units outstanding in 2005 of 36,356,904 (2004 of 32,831,417). Basic per-unit calculations for the three-month period ending September 30 are based on the weighted average number of trust units outstanding in 2005 of 36,594,045 (2004 of 35,202,534).

Diluted calculations for the nine-month period ending September 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 512,401 (2004 of 287,224) and 953,849 exchangeable shares (2004 of 2,648,661) converted at the average exchange rate. Diluted calculations for the three-month period ending September 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 543,091 (2004 of 358,056) and 787,306 exchangeable shares (2004 of 1,854,407) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the nine months ended September 30:

	2005	2004
Interest paid	$ 2,496,308	$ 1,398,065
Interest received	$ 17,476	$ 125,147
Taxes paid	$ 728,206	$ 1,166,019
Cash distributions paid	$ 53,038,309	$ 42,736,987

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy trust units trade on the TSX under the symbol FET.UN and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance, and Chief Financial Officer

Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 7, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	Three Months Ended Sept. 30, 2005	Three Months Ended Sept. 30, 2004	Nine Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2004
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,036**	10,191	**10,092**	9,774
% of Natural gas	**75%**	73%	**75%**	73%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 73.76**	$ 54.83	**$ 66.12**	$ 49.89
Financial hedging settlements (CDN$/bbl)	**$ (15.98)**	$ (14.04)	**$ (10.35)**	$ (9.73)
Realized price (CDN$/bbl)	**$ 57.78**	$ 40.79	**$ 55.77**	$ 40.16
NGLs (CDN$/bbl)	**$ 62.41**	$ 45.48	**$ 56.47**	$ 41.96
NGL price/Crude oil price	**85%**	83%	**85%**	84%
Natural gas sales (CDN$/mcf)	**$ 8.52**	$ 6.60	**$ 8.15**	$ 6.93
Transportation system charges (CDN$/mcf)	**$ (0.66)**	$ (0.59)	**$ (0.61)**	$ (0.60)
Financial hedging settlements (CDN$/mcf)	**$ (0.09)**	$ -	**$ (0.04)**	$ -
Realized price (CDN$/mcf)	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33
Reference prices & net Focus price realized [1]				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 75.51**	$ 56.33	**$ 67.62**	$ 50.91
Differential (CDN$/bbl)	**$ (1.75)**	$ (1.51)	**$ (1.49)**	$ (1.02)
Natural gas (AECO daily CDN$/mcf)	**$ 9.38**	$ 6.21	**$ 7.88**	$ 6.54
Differential (CDN$/mcf)	**$ (1.61)**	$ (0.20)	**$ (0.38)**	$ (0.22)
Barrels of oil equivalent (@ 6:1)	**$ 61.15**	$ 42.34	**$ 52.45**	$ 42.45
Differential (including NGLs vs crude oil)	**$ (8.14)**	$ (1.96)	**$ (2.62)**	$ (1.69)
Production revenue before transportation system charges ($thousands)				
Crude oil, before hedging settlements	**11,699**	9,775	**32,257**	27,813
Financial hedging settlements	**(2,525)**	(2,495)	**(5,036)**	(5,406)
NGLs	**4,785**	3,246	**12,066**	7,482
Natural gas, before hedging settlements	**35,202**	27,453	**100,499**	81,051
Financial hedging settlements	**(371)**	-	**(432)**	-
	48,790	37,979	**139,354**	110,940
Funds flow per BOE				
Revenue	**$ 55.98**	$ 43.17	**$ 52.56**	$ 43.44
Financial hedging settlements	**(3.14)**	(2.66)	**(1.98)**	(2.02)
Transportation system charges	**(2.97)**	(2.79)	**(2.73)**	(2.68)
Realized price [1]	**49.87**	37.72	**47.85**	38.74
Royalties, net of ARTC	**(12.16)**	(9.22)	**(11.52)**	(9.57)
Production expenses	**(3.56)**	(3.31)	**(3.95)**	(3.14)
Field netback	**34.15**	25.19	**32.38**	26.04
Facility income	**0.56**	0.49	**0.57**	0.77
Interest income	**0.02**	0.12	**0.01**	0.07
General and administrative, cash portion	**(1.17)**	(1.30)	**(1.20)**	(1.10)
Interest and financing and other	**(0.96)**	(0.74)	**(0.94)**	(0.63)
Current and large corporations tax	**(0.35)**	(0.38)	**(0.32)**	(0.38)
Funds flow from operations	**$ 32.25**	$ 23.39	**$ 30.50**	$ 24.77
Funds flow from operations / field netback	**94%**	93%	**94%**	95%
Royalty rate (before hedging settlements and net of transportation system charges)	**23%**	23%	**23%**	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus continues to have strong field netbacks and funds flow from operations. These results reflect continuing high commodity prices and increasing natural gas volumes in 2005 from drilling programs during the year at Tommy Lakes, Pouce Coupe and Sylvan Lake.

Funds flow from operations for the third quarter was $29.8 million or $0.80 per Total Unit compared with $21.9 million or $0.59 per Total Unit for the third quarter of 2004.

Net income for the three months ended September 30, 2005 of $17.6 million remained solid due to robust commodity prices and new natural gas volumes coming on stream. This compares with net income of $10.5 million in the third quarter of 2004. Net income for 2004 was restated as a result of adopting EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

During the third quarter, Focus drilled 16.0 gross wells (13.9 net) with 100 percent success at Medicine Hat and Sylvan Lake. Capital expenditures were $16.1 million for the quarter, of which $10.4 million represents an acquisition at Tommy Lakes of undeveloped land and three producing wells.

Focus continues to maintain a strong balance sheet with total debt and working capital deficiency representing nine percent of total capitalization and debt to funds flow of 0.8 times.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties, operating expenses and funds flow from operations reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are typically the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q3 compared with 2005 Q2:

- Overall natural gas production of 44.9 Mmcf/d compared with 47.0 Mmcf/d in the second quarter. The new wells at Tommy Lakes continue to come off flush production. These volumes were partially replaced with production of new wells at Pouce Coupe and Sylvan Lake. The new wells at Tommy Lakes are performing as expected and are consistent with our drilling programs of the prior two years.
- The three percent production decrease in oil production reflects the natural decline of these properties, partially offset by new wells commencing production at Loon Lake and Evi.

2005 Q3 compared with 2004 Q3:

- Natural gas production was 44.9 Mmcf/d in Q3 2005, unchanged from Q3 2004. Production declines in the Kotcho-Cabin area were offset by production increases in Tommy Lakes and Pouce Coupe. Focus continues to direct investment towards its low decline, longer life properties.
- Production for the nine-month period ended September 30, 2005 was three percent higher at 10,092 BOE per day from 9,774 BOE per day in the same period in 2004 as natural gas production increased six percent, crude oil production decreased 12 percent and NGL production increased 20 percent.
- Oil production decreased 11 percent from 1,932 bbls per day in Q3 2004 to 1,718 bbls per day in Q3 2005 due to natural declines which were partially offset through investment at Loon Lake, Evi and Red Earth.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
    a) higher than standard heat content of our natural gas;
    b) a high proportion of natural gas delivered to British Columbia markets;
    c) transportation system charges in British Columbia and Alberta;
    d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
Realized Price (CDN$/mcf)	**2005**	2004	**2005**	2004
AECO daily average	**$ 9.38**	$ 6.21	**$ 7.88**	$ 6.54
Plus: heat content adjustment	**0.87**	0.56	**0.74**	0.55
Less: differential to B.C. markets	**(0.24)**	0.01	**(0.16)**	(0.07)
Less: transportation system charges	**(0.66)**	(0.59)	**(0.61)**	(0.60)
Adjust: timing of actual gas sales	**(0.40)**	(0.01)	**(0.15)**	0.03
Price before price protection	**8.95**	6.18	**7.70**	6.45
Impact of longer term physical sales contracts	**(1.09)**	(0.17)	**(0.16)**	(0.12)
Financial hedging settlements	**(0.09)**	-	**(0.04)**	-
Realized price	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33

- Natural gas prices increased significantly during the quarter and there was considerable volatility. This is reflected by the AECO daily average reference price of $9.38 being $1.21 higher than the AECO monthly average reference price of $8.17 per mcf.
- During the third quarter, 59 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.99 per mcf. These forward sales contracts resulted in natural gas sales of approximately $4.5 million lower than if the natural gas had been sold based on the AECO daily reference price.

Crude Oil

- The price realized by Focus for crude oil in the third quarter of 2005, after settlement of financial hedges, was $57.78 per barrel versus $40.79 per barrel for the third quarter of 2004.
- The hedging cost of $2.5 million or $15.98 per barrel for the third quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $2.5 million or $14.04 per barrel.

Price Protection

Price Protection (volume and reference price)		2005 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	2007 Q1
Natural gas	Mmcf/d	26.5	24.2	12.1	12.1	8.1	6.1
	CDN$/mcf	$8.60 - $8.87	$9.10 - $9.43	$9.42 - $10.75	$9.42 - $10.75	$11.34 - $12.02	$13.23
Crude oil	bbls/d	800	700	700	700	700	-
	CDN$/bbl	$49.56	$62.73 -$68.44	$62.73 - $68.44	$62.73 - $68.44	$62.73 - $68.44	-

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 9 and 10 of the notes to consolidated financial statements.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]	**September 30, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$114,233,285**	$111,347,263
Future income taxes	**39,666,650**	38,611,873
Non-controlling interest – exchangeable shares	**3,892,160**	4,934,044
Unitholders' capital	**101,417,715**	91,143,110
Exchangeable shares	**(956,476)**	(1,546,884)
Accumulated income, opening adjustment	**(21,794,881)**	(13,247,018)
Net income impact of new policy	**(7,991,884)**	(8,547,862)

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
Change in Statements of Income Items	**2005**	2004	**2005**	2004
Depletion and depreciation	**$3,642,625**	$3,216,048	**$10,585,317**	$8,636,296
Future income tax expense (reduction)	**(1,028,054)**	(542,685)	**(3,664,233)**	(3,518,249)
Non-controlling interest	**382,512**	364,531	**1,070,800**	2,524,339
Net income impact of new policy	**$2,997,083**	$3,037,894	**$7,991,884**	$7,642,386

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended September 30, 2005 was $48.8 million compared to $38.0 million in Q3 2004.
- The 28 percent increase from the third quarter of 2004 to the third quarter of 2005 resulted from a 32 percent increase in realized prices for crude oil and natural gas which was partially offset by a two percent decrease in volumes. Focus has increased its weighting of volumes to natural gas

and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.

- Revenue for the third quarter of 2005 is $2.2 million higher than revenue in the second quarter of 2005 of $46.6 million, essentially due to higher realized commodity prices.

Production Expenses

	2005			2004				2003	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$3.56	$4.10	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51

- Production expenses reported for the third quarter of 2005 were $3.56 per BOE compared with $4.10 per BOE for the second quarter of 2005 and $3.31 for the third quarter of 2004.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2005 in comparison to the same period in 2004 have risen in response to high activity levels in the sector, competition for services and higher energy costs. Average production expenses for 2005 are forecast to be between $3.90 and $4.10 per BOE.

General and Administrative Expenses

(thousands)	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Cash G&A expenses	**$ 1,722**	$ 1,441	**$ 4,957**	$ 4,156
Overhead recoveries	**(640)**	(222)	**(1,648)**	(1,202)
Total cash G&A expenses	**1,082**	1,219	**3,309**	2,954
Non-cash G&A expense[1]	**374**	301	**1,108**	898
Trust Unit Rights Plan expense[2]	**221**	83	**618**	180
Net G&A reported	**$ 1,677**	$ 1,603	**$ 5,035**	$ 4,032
Cash-based G&A per BOE	**$ 1.17**	$ 1.30	**$ 1.20**	$ 1.10
Net reported G&A per BOE	**$ 1.82**	$ 1.71	**$ 1.83**	$ 1.51

(1) Gross general and administrative expenses for the first nine months of 2005 include $2.2-million related to the Executive Bonus Plan (first nine months of 2004 - $1.8 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $1.20 per BOE for the first nine months of 2005 compared to $1.10 per BOE for the first nine months of 2004. Increased general and administrative expenses in the first nine months of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations as well as expenses related to ensuring compliance with new internal control over financial reporting and disclosure regulations.

Interest and Financing Expenses

Interest and financing expenses have remained constant at $0.9 million in the third quarter of 2005, compared to the second quarter of 2005. Outstanding bank debt at the end of the quarter increased to $93.5 million at September 30, 2005 from $88.5 million at June 30, 2005 and $85.0 million at March 31, 2005 reflecting the Tommy Lakes land acquisition. Total debt, including the working capital deficiency, increased from $89.0 million at June 30, 2005 to $94.3 million at September 30, 2005.

Interest and financing expenses increased from $0.7 million in the third quarter of 2004 to $0.9 million in the third quarter of 2005 commensurate with higher debt balances.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended September 30, 2005 increased $0.77 to $11.31 per BOE ($15.25 per BOE, including the exchangeable share impact) compared to $10.54 per BOE ($14.40 per BOE, including the exchangeable share impact) in the second quarter of 2005. The rate at September 30, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first nine months of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.9 million from $12.1 million at June 30, 2005 to $13.0 million at September 30, 2005. The increase reflects additional liabilities associated with new drilling activity, accretion expense net of actual reclamation expenses, and $0.4 million related to the Tommy Lakes acquisition during the quarter. See Note 4 of the notes to the consolidated financial statements for more information.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

For the first nine months of 2005, there was a future income tax recovery of $1.9 million, excluding the impact of exchangeable share conversions, compared to a future income tax recovery of $2.0 million for the first nine months of 2004.

The future income tax recovery of $2.1 million, excluding the impact of exchangeable share conversions, recognized in the third quarter of 2005 is largely due to a decrease in British Columbia corporate rates from 13.5 percent to 12.0 percent effective July 1, 2005.

Capital Expenditures

Capital expenditures for field operations during the third quarter of 2005 were $5.7 million. Our most active areas during the quarter were Pouce Coupe, Sylvan Lake and Medicine Hat. At Pouce Coupe we completed and tied in the two successful Montney gas wells that were drilled at the end of the second quarter. At Sylvan Lake we drilled, completed and tied in three (1.9 net) Edmonton Sand gas wells. Late in the quarter we commenced our Medicine Hat development program, with the drilling of 13 (12.0 net) shallow gas wells. These wells were completed early in the fourth quarter and are currently being tied in.

On August 12, 2005 Focus closed an acquisition of certain producing assets and undeveloped land immediately south of its existing Tommy Lakes field. Purchase price for the assets was $10.4 million. First year production from the assets is expected to average 0.9 Mmcf/d of natural gas and 19 bbls/d of associated natural gas liquids. Total proved plus probable reserves are estimated to be 4.2 Bcf of natural gas and 88 mbbls of natural gas liquids. The acquired production is 100 percent working interest and the wells are tied in to the Focus owned and operated gathering system and facilities. The acquisition also includes 33,550 gross acres of undeveloped land with an average working interest of 85 percent.

Capital expenditures for the remainder of 2005 are expected to be in the range of $8.0 to $10.0 million. The remaining capital program will involve the completion and tie-in of the wells drilled at Medicine Hat late in Q3, the drilling of two gross wells at Loon Lake, and the drilling of the first three to five wells of our winter drilling program at Tommy Lakes.

Liquidity and Capital Resources

As at September 30, 2005 Focus had a working capital deficit of $0.8 million compared with a working capital deficit of $6.7 million at December 31, 2004 and a working capital deficit of $2.5 million at September 30, 2004. The working capital deficiency has decreased from year end due to the completion of the winter drilling program at Tommy Lakes. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2005 was $93.5 million compared with $74.5 million at December 31, 2004 and $72.7 million at September 30, 2004. The increase in long-term debt from year end reflects the $10.4 million Tommy Lakes acquisition.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $94.3 million at September 30, 2005. This change of $13.1 million during this period primarily resulted from the following factors:

- Funds flow from operations was $84.0 million, of which $53.8 million in distributions was declared to unitholders, $0.7 million of net contributions went to the reclamation fund and $29.5-million was used to partially fund capital expenditures during the first three quarters.
- Proceeds were $0.7 million from the issuance of equity pursuant to the exercise of unit appreciation rights.
- The Tommy Lakes acquisition was financed with bank credit facilities for $10.4 million.
- Field capital expenditures of $32.2 million during the first nine months of 2005 were funded through $29.5 million of funds from operations and $2.7 million of indebtedness.

Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at September 30, 2005. The credit facility revolves until May 25, 2006 and may be extended.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing up to 30 to 35 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

($thousands except per-unit amounts)	**September 30, 2005**	December 31, 2004
Long-term debt	**93,500**	74,500
Plus: working capital deficiency	**752**	6,658
Total debt	**94,252**	81,158
Units outstanding and issuable for exchangeable shares	**37,418**	37,223
Market price	**$24.04**	$19.97
Market capitalization	**899,529**	743,343
Total capitalization	**993,781**	824,501
Total debt as a percentage of total capitalization	**9.5%**	9.8%
Annualized funds flow [i]	**112,332**	89,567
Total debt to funds flow [i]	**0.8**	0.9

[i] September 30, 2005 is based on the funds flow of the Trust for the 273-day period

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18
October 27, 2005	October 31, 2005	November 15, 2005	$0.18
November 28, 2005	November 30, 2005	December 15, 2005	$0.18(*)
December 28, 2005	December 31, 2005	January 16, 2006	$0.18(*)

(*) *estimated*

Focus declared distributions of $1.48 per unit in respect of January to September 2005 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Funds flow from operations (thousands)	$29,773	$84,018
Funds flow from operations per unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$0.80	$2.25
Distributions per unit	$0.52	$1.48
Payout ratio – per-unit basis	65%	66%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$19,039	$53,877
Payout ratio - dollar basis	64%	64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	1,958	88	604	922	344
Operating leases	396	132	264	-	-
Mineral and surface leases[2]	5,286	881	1,762	1,762	881
Transportation and processing	32,174	11,199	14,888	3,162	2,925
Asset retirement obligations[3]	12,999	215	448	272	12,064
Total contractual obligations	52,813	12,515	17,966	6,118	16,214

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 9 and 10 of the notes to consolidated financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at September 30, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Further to the above, on September 8, 2005, the Department of Finance issued a consultation paper, "Tax and Other Issues Related to Publicly Listed Flow Through Entities (Income Trust and Limited Partnerships)" and began consultations on tax and other issues related to business income trusts and other flow through entities. The outcome of this consultation process may impact the tax status of the trust structure.

Outlook - 2005

The 2005 outlook remains unchanged. Refer to the "Outlook" section of the Trust's 2005 Q2 Interim Report for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

Outlook - 2006

The following chart summarizes Focus' 2006 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	
Average annual production	9,750 - 10,250 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$4.25 - $4.75
Cash G&A expenses per BOE	$1.55 - $1.70
Capital expenditures - field	$45 million
Average annual payout ratio	65% - 70%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

	2005			2004				2003
(thousands of dollars, except as indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL								
Oil and gas revenues, before royalties(1)	48,790	46,583	43,981	39,233	37,979	42,284	30,677	28,088
Funds flow from operations	29,773	27,436	26,809	23,241	21,926	25,961	18,438	17,129
Per Total Unit – basic	$0.80	$0.73	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54
Cash distributions per trust unit	$0.52	$0.48	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42
Payout ratio (per-unit basis)	65%	66%	67%	78%	76%	64%	74%	78%
Net income(2)	17,573	14,682	13,351	14,223	10,508	14,877	11,150	8,108
Per unit – basic(2)	$0.48	$0.40	$ 0.37	$ 0.40	$ 0.30	$ 0.44	$ 0.38	$ 0.30
Capital expenditures	5,658	3,962	22,475	11,325	1,528	857	11,445	4,750
Acquisition expenditures, net	10,394	-	77	1,190	18,580	109,945	(15)	142
Long-term debt plus working capital	94,252	88,965	94,548	81,158	75,235	60,690	(39,893)	23,611
Total Units – outstanding (000's)	37,418	37,339	37,290	37,223	37,094	37,016	36,923	31,822
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,718	1,779	1,850	1,903	1,932	2,027	2,122	2,278
NGLs (bbls/d)	833	770	743	724	776	703	472	460
Natural gas (mcf/d)	44,910	46,997	43,575	43,080	44,903	50,913	31,902	32,476
BOE (@ 6:1)	10,036	10,382	9,856	9,807	10,191	11,215	7,911	8,151

(1) 2004 Q4 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

Consolidated Balance Sheets

	September 30, 2005 (unaudited)	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	**$1,400,188**	$ 43,732
Accounts receivable	**22,585,234**	20,220,594
Prepaid expenses and deposits	**1,661,947**	1,697,846
	25,647,369	21,962,172
Petroleum and natural gas properties and equipment [note 3]	**430,730,092**	413,802,048
Goodwill	**5,100,000**	5,100,000
Reclamation fund	**2,656,478**	1,922,519
	$464,133,939	$442,786,739
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$19,804,656**	$ 22,864,458
Cash distributions payable	**6,594,711**	5,755,784
	26,399,367	28,620,242
Long-term debt [note 5]	**93,500,000**	74,500,000
Asset retirement obligation [note 4]	**12,999,415**	11,461,469
Future income taxes	**81,430,404**	82,338,994
	214,329,186	196,920,705
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**3,892,160**	4,934,044
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**243,336,524**	230,478,257
Contributed surplus [note 8]	**892,747**	498,516
Accumulated income	**169,099,956**	123,494,615
Accumulated cash distributions	**(167,416,634)**	(113,539,398)
	245,912,593	240,931,990
	$464,133,939	$442,786,739

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended, September 30, 2005	Nine Months Ended, September 30, 2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$48,790,125**	$ 37,979,398	**$139,354,375**	$110,939,994
Royalties	**(11,355,487)**	(8,749,502)	**(32,121,546)**	(25,973,256)
Alberta Royalty Tax Credit	**126,028**	104,936	**364,043**	342,184
Facility income	**522,677**	462,631	**1,565,763**	2,070,535
Interest income	**15,311**	116,777	**29,929**	188,295
	38,098,654	29,914,240	**109,192,564**	87,567,752
Expenses				
Transportation system charges	**2,740,267**	2,611,076	**7,516,136**	7,183,691
Production	**3,289,431**	3,106,959	**10,881,097**	8,400,420
General and administrative	**1,676,575**	1,602,491	**5,035,430**	4,032,096
Interest and financing	**890,531**	690,899	**2,585,900**	1,678,932
Depletion and depreciation	**14,088,637**	11,179,476	**40,625,122**	31,210,317
Accretion of asset retirement obligation	**214,167**	203,164	**618,388**	498,001
	22,899,608	19,394,065	**67,262,073**	53,003,457
Income before income and other taxes	**15,199,046**	10,520,175	**41,930,491**	34,564,295
Future income tax expense (reduction)	**(3,079,243)**	(712,685)	**(5,627,599)**	(5,520,249)
Current and large corporations tax	**323,195**	360,479	**881,949**	1,025,115
	(2,756,048)	(352,206)	**(4,745,650)**	(4,495,134)
Non-controlling interest – exchangeable shares	**382,512**	364,531	**1,070,800**	2,524,339
Net income for the period	**17,572,582**	10,507,850	**45,605,341**	36,535,090
Accumulated income, beginning of period				
As previously reported	**151,527,374**	116,293,054	**145,289,496**	85,661,322
Retroactive adjustment for changes in accounting policies [note 3]	**-**	(17,851,510)	**(21,794,881)**	(13,247,018)
As restated	**151,527,374**	98,441,544	**123,494,615**	72,414,304
Accumulated income, end of period	**$169,099,956**	$108,949,394	**$169,099,956**	$108,949,394
Net income per unit [note 11]				
Basic	**$ 0.48**	$ 0.30	**$ 1.25**	$ 1.11
Diluted	**$ 0.47**	$ 0.29	**$ 1.23**	$ 1.09

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, September 30, 2005	2004	Nine Months Ended, September 30, 2005	2004
		(Restated – Note 3)		(Restated – Note 3)
Operating activities				
Net income for the period	**$17,572,582**	$10,507,850	**$45,605,342**	$36,535,090
Add non-cash items:				
Non-controlling interest – exchangeable shares	**382,512**	364,531	**1,070,800**	2,524,339
Non-cash general and administrative expenses	**594,672**	383,729	**1,725,970**	1,078,134
Depletion and depreciation	**14,088,637**	11,179,476	**40,625,121**	31,210,317
Accretion on asset retirement obligation	**214,167**	203,164	**618,388**	498,001
Future income tax expense	**(3,079,243)**	(712,685)	**(5,627,599)**	(5,520,249)
Funds flow from operations	**29,773,327**	21,926,065	**84,018,022**	66,325,632
Net change in non-cash working capital items	**209,055**	3,981,967	**(5,495,127)**	(3,541,932)
	29,982,382	25,908,032	**78,522,895**	62,783,700
Financing activities				
Proceeds from issue of trust units (net of costs)	**-**	-	**-**	70,400,000
Proceeds from exercise of unit appreciation rights	**362,068**	74,595	**723,296**	159,245
Increase in long-term debt	**5,024,670**	10,126,570	**19,000,000**	51,403,601
Cash distributions	**(18,290,738)**	(15,737,963)	**(53,038,309)**	(42,736,987)
	(12,904,000)	(5,536,798)	**(33,315,013)**	79,225,859
Investing activities				
Capital asset expenditures	**(5,657,491)**	(1,528,585)	**(32,169,994)**	(13,830,859)
Acquisition expenditures	**(10,394,352)**	(18,579,871)	**(10,395,992)**	(128,509,010)
Reclamation fund contributions	**(329,987)**	(500,790)	**(1,330,240)**	(892,519)
Net change in non-cash working capital items	**(650,703)**	283,715	**44,800**	1,304,244
	(17,032,533)	(20,325,531)	**(43,851,426)**	(141,928,144)
Increase in cash and cash equivalents during the period	**45,849**	45,703	**1,356,456**	81,415
Cash and cash equivalents, beginning of period	**1,354,339**	35,712	**43,732**	-
Cash and cash equivalents, end of period	**$1,400,188**	$ 81,415	**$1,400,188**	$ 81,415

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust is primarily comprised of interest earned on promissory notes issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement entered into with FET Resources Ltd.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or funds flow from operations for the Trust.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $3.9 million and $4.9 million ($10.5 million at December 31, 2003), respectively, in the Trust's consolidated balance sheet as at September 30, 2005 and December 31, 2004. Net income has been reduced for net income attributable to the non-controlling interest of $0.4 million for each of the three months ended September 30, 2005 and 2004 and $1.1 million and $2.5 million, respectively, for the nine months ended September 30, 2005 and 2004 ($5.8 million for the year ended December 31, 2003).

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $114.2 million and $111.3 million respectively ($69.4 million at December 31, 2003), an increase to unitholders' capital of $101.4 million and $91.1 million respectively ($51.8 million at December 31, 2003), and an increase in the future income tax liability of $39.7 million and $38.6 million respectively at September 30, 2005 and December 31, 2004 ($25.5 million at December 31, 2003).

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to funds flow from operations as a result of this change in accounting policy.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $34.0 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	September 30, 2005	December 31, 2004
Balance, beginning of period	$11,461,469	$ 7,442,069
Accretion expense	618,389	664,001
Liabilities incurred		
Acquisitions	365,706	1,938,947
Development activity and changes of estimates	1,150,132	1,540,610
Settlement of liabilities	(596,281)	(124,158)
Balance, end of period	$12,999,415	$11,461,469

5. LONG-TERM DEBT

As at September 30, 2005 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 25, 2006, whereupon it may be renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to September 30, 2005, a total of 398,128 exchangeable shares were converted into 520,462-trust units at exchange ratios prevailing at the time. At September 30, 2005, the exchange ratio was 1.34842 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of

Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration	
Exchangeable Shares of FET Resources Ltd.	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$4,934,044	$10,539,100
Net income attributable to non-controlling interest			1,070,800	2,524,339
Exchanged for trust units	(398,128)	(2,256,704)	(2,112,684)	(8,572,127)
Balance as at September 30	579,218	988,946	3,892,160	4,491,312

For the nine months ended September 30, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of the unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration	
Trust Units of Focus Energy Trust	2005	2004	2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478,257	$115,094,929
Issued on conversion of exchangeable shares (i)	520,462	2,745,276	10,865,015	42,629,939
Issued pursuant to the Executive Bonus Plan (ii)	50,728	56,438	1,045,873	841,889
Issued for cash (iii)	-	5,000,000	-	74,500,000
Trust unit issue expenses	-	-	-	(4,100,000)
Exercise of Unit Appreciation Rights (iv)	92,500	18,500	947,379	159,245
Balance as at September 30	36,637,341	35,854,447	243,336,524	229,126,002

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $723,296 and contributed surplus credit of $224,083.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights. To September 30, 2005 a total of 220,000 units had been issued pursuant to the exercise of rights under the Plan, and 1,805,000 units are reserved for issuance under the Plan. With respect to the 1,805,000 units reserved for issuance under the Plan, a total of 1,286,350 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	305,750	$ 21.43	528,650	$ 16.08
Exercised	(92,500)	$ 11.56	(18,500)	$ 8.61
Cancelled	(40,000)	$ 15.10	(7,500)	$ 10.23
Before reduction of exercise price	1,286,350	$ 13.99	1,168,150	$ 12.62
Reduction of exercise price	-	$ (0.99)	-	$ (0.92)
Balance as at September 30	1,286,350	$ 13.00	1,168,150	$ 11.70

- The average exercise price at the grant date is $15.68.
- The average contractual life of the rights outstanding is 3.47 years.
- The number of rights exercisable at September 30, 2005 is 263,950.
- The average value at the grant date for the nine months ended September 30, 2005 is $4.65 ($3.13 for the nine months ended September 30, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $220,912 for the three months ended September 30, 2005 and $618,315 for the nine months ended September 30, 2005. The Trust recorded non-cash compensation expense and contributed surplus of $82,736 for the quarter ended September 30, 2004 and $179,673 for the nine months ended September 30, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $102,288 for the nine months ended September 30, 2005 (September 30, 2004 - $102,663) which would result in no change to net income per trust unit on a basic and diluted basis.

9. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at September 30, 2005, which have no book value, was a cost of $13,905,456.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	55.05–66.05	Cdn	WTI	January 2006 – December 2006
	300 bbls	$	72.97	Cdn	WTI	January 2006 – December 2006(*)
Natural gas	5,000 GJ	$	5.75-6.85	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$	8.11–9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$	7.57–8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	11.51	Cdn	AECO	November 2006 – March 2007(*)

(*) *contract entered into subsequent to September 30, 2005*

10. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2005, which have no book value, was a cost of $20,849,271.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	5,000 GJ	$6.36	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	5,000 GJ	$7.19	Cdn	April 2005 – October 2005
	5,000 GJ	$6.32	Cdn	April 2005 – October 2005
	7,000 GJ	$7.25	Cdn	November 2005 – March 2006
	7,000 GJ	$7.62	Cdn	November 2005 – October 2005
	5,000 GJ	$7.20	Cdn	April 2005 – October 2005
	7,000 GJ	$8.55	Cdn	November 2005 – March 2006

11. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the nine-month period ending September 30 are based on the weighted average number of trust units outstanding in 2005 of 36,356,904 (2004 of 32,831,417). Basic per-unit calculations for the three-month period ending September 30 are based on the weighted average number of trust units outstanding in 2005 of 36,594,045 (2004 of 35,202,534).

Diluted calculations for the nine-month period ending September 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 512,401 (2004 of 287,224) and 953,849 exchangeable shares (2004 of 2,648,661) converted at the average exchange rate. Diluted calculations for the three-month period ending September 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 543,091 (2004 of 358,056) and 787,306 exchangeable shares (2004 of 1,854,407) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the nine months ended September 30:

	2005	2004
Interest paid	$ 2,496,308	$ 1,398,065
Interest received	$ 17,476	$ 125,147
Taxes paid	$ 728,206	$ 1,166,019
Cash distributions paid	$ 53,038,309	$ 42,736,987

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Q3

2005 INTERIM REPORT

FOCUS ENERGY TRUST

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**48,790**	37,979	**139,354**	110,940	26%
Funds flow from operations [1]	**29,773**	21,926	**84,018**	66,326	27%
Per Total Unit [2] [4]	**$ 0.80**	$ 0.59	**$ 2.25**	$ 1.87	20%
Cash distributions					
Per Unit	**$ 0.52**	$ 0.45	**$ 1.48**	$ 1.32	12%
Payout ratio (per-unit basis)	**65%**	76%	**66%**	71%	(7%)
Net income [3]	**17,573**	10,508	**45,605**	36,535	25%
Per unit [3]	**$ 0.48**	$ 0.30	**$ 1.25**	$ 1.11	13%
Capital expenditures and acquisitions	**16,052**	20,108	**42,566**	142,340	(70%)
Long-term debt less working capital	**94,252**	75,235	**94,252**	75,235	25%
Total Trust Units – outstanding (000's) [4]	**37,418**	37,094	**37,418**	37,094	1%
Weighted average Total Trust Units (000's) [5]	**37,381**	37,057	**37,311**	35,480	5%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,718**	1,932	**1,782**	2,027	(12%)
NGLs (bbls/d)	**833**	775	**783**	650	20%
Natural gas (mcf/d)	**44,910**	44,903	**45,166**	42,581	6%
Barrels of oil equivalent (@ 6:1)	**10,036**	10,191	**10,092**	9,774	3%
Average product prices realized [6]					
Crude oil (CDN$/bbl)	**$ 57.78**	$ 40.79	**$ 55.77**	$ 40.16	39%
NGLs (CDN$/bbl)	**$ 62.41**	$ 45.48	**$ 56.47**	$ 41.96	35%
Natural gas (CDN$/mcf)	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33	19%
Field netback per BOE					
Revenue [6]	**$ 49.87**	$ 37.72	**$ 47.85**	$ 38.74	24%
Royalties, net of ARTC	**$ (12.16)**	$ (9.22)	**$ (11.53)**	$ (9.57)	20%
Production expenses	**$ (3.56)**	$ (3.31)	**$ (3.95)**	$ (3.14)	26%
Field netback	**$ 34.15**	$ 25.19	**$ 32.38**	$ 26.03	24%
Wells drilled					
Gross	**16**	5	**31**	14	121%
Net	**13.9**	2.7	**24.6**	8.8	180%
Success rate	**100%**	100%	**100%**	93%	7%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 24.05**	$ 18.50	**$ 24.05**	$ 18.50	
Low	**$ 20.99**	$ 15.37	**$ 18.60**	$ 12.90	
Close	**$ 24.04**	$ 18.08	**$ 24.04**	$ 18.08	33%
Daily average trading volume	**117,859**	101,752	**100,123**	108,551	(8%)

TSX Listings:

FET.UN
Focus Energy Trust Units

FTX
FET Resources Ltd.
Exchangeable Shares

For further information about Focus Energy Trust please contact:

Derek Evans
President and
Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President,
Finance and
Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408



STRENGTH. PERFORMANCE. SUSTAINABILITY.
www.focusenergytrust.com

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(2) Based on weighted average Total Units outstanding for the period.

(3) Net income has been restated. See Notes 2 and 3 of the notes to consolidated financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Trust Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.34842 at September 30, 2005 and 1.25387 at September 30, 2004.

(5) Weighted average Total Trust Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

Highlights

- Record breaking funds flow and net income of $29.8 million and $17.6 million respectively in Q3 2005 were driven by high commodity prices and associated high netbacks.
- The Trust has concluded three separate land deals in the last two quarters that have effectively doubled our land position at Tommy Lakes, providing numerous new drilling opportunities and inventory.
- Cash distributions increased from $0.16 to $0.18 per unit per month (12.5 percent increase) effective with the distribution paid on September 15, 2005.
- A strong financial position is being maintained with a low debt-to-funds-flow ratio of 0.8 times and sufficient funds after distributions to fund our capital program.
- The Tommy Lakes 2005/2006 winter drilling program is in place and will get under way in mid November weather permitting.

Message to Unitholders

We are pleased to present the results of what has been a very successful third quarter of 2005. We have seen exceptionally high commodity prices during the quarter, resulting in record cash flow. We have been active with our drilling program at Pouce Coupe, Sylvan Lake and Medicine Hat. Our plan to add additional undeveloped lands to our organic drilling inventory has been successful, increasing the Trust's undeveloped land base by 131 percent. All in all, this quarter is certainly one of the best in the history of the Trust with its record high cash flow and large additions to the Trust's undeveloped land base.

Commodity prices have remained exceptionally strong in Q3 2005, resulting in an increase in funds flow from operations to $29.8 million versus $21.9 million in Q3 2004. Higher gas and oil price realizations were primarily responsible for the increase in funds flow. We continue to closely monitor the stability of oil and gas prices at these exceptionally high levels and are taking advantage of opportunities to put appropriate price protection in place.

Although the third quarter provided challenging wet weather conditions, we managed to drill 16 gross (13.9 net) gas wells. During the quarter we were active at Pouce Coupe, tieing in two Montney gas wells, as well as drilling our three-well Edmonton Sand program at Sylvan Lake with all wells tied in and on production. Our Medicine Hat drilling program was executed cost efficiently and with 100% success late in the third quarter with tie in of the wells expected in early November. The Tommy Lakes 2005/2006 winter drilling program is in place and will get under way in mid November weather permitting.

We are delighted with the strength in oil and gas prices; however, high commodity prices have not diminished our focus on either capital reinvestment efficiency or on operating costs. In Q3 2005 our operating costs are $3.56 versus $3.31 in Q3 2004, an increase of eight percent. We continue to spend considerable time and energy ensuring that our capital dollars are spent as effectively as possible and that we do everything possible to minimize the impact of rising energy and labor costs on our operating cost structure. This has lead to deferral of some capital projects until such time as we feel that they can be executed in a more cost effective manner.

In Q3 2005 we concluded the last of three deals in the Tommy Lakes area that, in aggregate, have effectively doubled our land position. The most recent deal concluded in Q3 added 53 net sections of land on the south side of the Halfway pool and includes three producing Halfway gas wells. This land will play an important role as we push the existing Halfway pool further south. These land acquisitions are significant as we continue to build our inventory of internally-generated drilling opportunities.

Outlook

Current industry activity levels are creating significant challenges with respect to sourcing equipment, services and, most importantly, people to undertake projects. We are working diligently to ensure our drilling programs are delivered on time and on budget and hope to reduce cost pressures through innovation and execution efficiencies. We continue to review acquisition opportunities, but with current acquisition metrics, we are spending progressively greater amounts of time on our organic initiatives.

Focus' 2005 outlook remains unchanged. Our 2006 outlook is presented in the Management's Discussion and Analysis and reflects the Trust's ongoing game plan of maintaining its production volumes utilizing the drill bit as opposed to having to participate in the expensive asset acquisition market. The key factor to our success in this regard is the extensive and growing inventory of drilling opportunities on our lands. The Tommy Lakes 2005/2006 11-well winter drilling program is ready to go and is the focus of our capital program for the remainder of the 2005 year.

The Trust is in excellent financial condition, with a low debt-to-cash-flow ratio of 0.8 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition.

Government Taxation

On September 8, 2005 the Federal Government of Canada issued a consultation paper regarding the tax treatment of income trusts. The government is concerned about what it sees as significant tax loss as a result of corporations converting to the income fund structure. The government has also expressed concern that a slowdown of economic activity and reduced productivity could result when corporations convert to a structure focused on maintaining stable distributions. As part of the consultation process, interested parties have been invited to submit comments.

The possibility that the government may impose additional taxes or restrictions on income trusts has created considerable uncertainty in the market. Such tax may or may not be refunded or credited to the unitholder. To the extent such tax is not refunded or credited to the unitholder, double taxation will result and could lead to a reduction in distributions and unit values.

We have reviewed the government's concerns and believe that the potential corporate tax loss is more than offset by higher personal tax revenues paid by unitholders of income trusts. Our submission to the Minister of Finance will indicate that our experience as a trust over the last three years, with increasing levels of capital reinvestment and employment, is completely contrary to the belief that trusts stifle investment. Indeed, the entire oil and gas trust sector is experiencing record levels of investment and employment.

Focus will be active on this issue with submissions during the consultation process. We encourage any unitholders who feel strongly about this issue to participate in the process so that their voices can be heard.

To contact the Minister of Finance:
The Honourable Ralph Goodale
Department of Finance
140 O'Connor Street
Ottawa, Ontario K1A 0A6
Phone 613-996-4743 Fax: 613-996-9790
E-mail: goodale.R@parl.gc.ca

To contact your Member of Parliament:
www.canada.gc.ca/directories/direct_ee.html

I would like to thank all of our unitholders for their on-going support and confidence in Focus.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 7, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	Three Months Ended Sept. 30, 2005	Three Months Ended Sept. 30, 2004	Nine Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2004
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,036**	10,191	**10,092**	9,774
% of Natural gas	**75%**	73%	**75%**	73%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 73.76**	$ 54.83	**$ 66.12**	$ 49.89
Financial hedging settlements (CDN$/bbl)	**$ (15.98)**	$ (14.04)	**$ (10.35)**	$ (9.73)
Realized price (CDN$/bbl)	**$ 57.78**	$ 40.79	**$ 55.77**	$ 40.16
NGLs (CDN$/bbl)	**$ 62.41**	$ 45.48	**$ 56.47**	$ 41.96
NGL price/Crude oil price	**85%**	83%	**85%**	84%
Natural gas sales (CDN$/mcf)	**$ 8.52**	$ 6.60	**$ 8.15**	$ 6.93
Transportation system charges (CDN$/mcf)	**$ (0.66)**	$ (0.59)	**$ (0.61)**	$ (0.60)
Financial hedging settlements (CDN$/mcf)	**$ (0.09)**	$ -	**$ (0.04)**	$ -
Realized price (CDN$/mcf)	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33
Reference prices & net Focus price realized [1]				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 75.51**	$ 56.33	**$ 67.62**	$ 50.91
Differential (CDN$/bbl)	**$ (1.75)**	$ (1.51)	**$ (1.49)**	$ (1.02)
Natural gas (AECO daily CDN$/mcf)	**$ 9.38**	$ 6.21	**$ 7.88**	$ 6.54
Differential (CDN$/mcf)	**$ (1.61)**	$ (0.20)	**$ (0.38)**	$ (0.22)
Barrels of oil equivalent (@ 6:1)	**$ 61.15**	$ 42.34	**$ 52.45**	$ 42.45
Differential (including NGLs vs crude oil)	**$ (8.14)**	$ (1.96)	**$ (2.62)**	$ (1.69)
Production revenue before transportation system charges ($thousands)				
Crude oil, before hedging settlements	**11,699**	9,775	**32,257**	27,813
Financial hedging settlements	**(2,525)**	(2,495)	**(5,036)**	(5,406)
NGLs	**4,785**	3,246	**12,066**	7,482
Natural gas, before hedging settlements	**35,202**	27,453	**100,499**	81,051
Financial hedging settlements	**(371)**	-	**(432)**	-
	48,790	37,979	**139,354**	110,940
Funds flow per BOE				
Revenue	**$ 55.98**	$ 43.17	**$ 52.56**	$ 43.44
Financial hedging settlements	**(3.14)**	(2.66)	**(1.98)**	(2.02)
Transportation system charges	**(2.97)**	(2.79)	**(2.73)**	(2.68)
Realized price [1]	**49.87**	37.72	**47.85**	38.74
Royalties, net of ARTC	**(12.16)**	(9.22)	**(11.52)**	(9.57)
Production expenses	**(3.56)**	(3.31)	**(3.95)**	(3.14)
Field netback	**34.15**	25.19	**32.38**	26.04
Facility income	**0.56**	0.49	**0.57**	0.77
Interest income	**0.02**	0.12	**0.01**	0.07
General and administrative, cash portion	**(1.17)**	(1.30)	**(1.20)**	(1.10)
Interest and financing and other	**(0.96)**	(0.74)	**(0.94)**	(0.63)
Current and large corporations tax	**(0.35)**	(0.38)	**(0.32)**	(0.38)
Funds flow from operations	**$ 32.25**	$ 23.39	**$ 30.50**	$ 24.77
Funds flow from operations / field netback	**94%**	93%	**94%**	95%
Royalty rate (before hedging settlements and net of transportation system charges)	**23%**	23%	**23%**	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus continues to have strong field netbacks and funds flow from operations. These results reflect continuing high commodity prices and increasing natural gas volumes in 2005 from drilling programs during the year at Tommy Lakes, Pouce Coupe and Sylvan Lake.

Funds flow from operations for the third quarter was $29.8 million or $0.80 per Total Unit compared with $21.9 million or $0.59 per Total Unit for the third quarter of 2004.

Net income for the three months ended September 30, 2005 of $17.6 million remained solid due to robust commodity prices and new natural gas volumes coming on stream. This compares with net income of $10.5 million in the third quarter of 2004. Net income for 2004 was restated as a result of adopting EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

During the third quarter, Focus drilled 16.0 gross wells (13.9 net) with 100 percent success at Medicine Hat and Sylvan Lake. Capital expenditures were $16.1 million for the quarter, of which $10.4 million represents an acquisition at Tommy Lakes of undeveloped land and three producing wells.

Focus continues to maintain a strong balance sheet with total debt and working capital deficiency representing nine percent of total capitalization and debt to funds flow of 0.8 times.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as thêre is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties, operating expenses and funds flow from operations reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are typically the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q3 compared with 2005 Q2:

- Overall natural gas production of 44.9 Mmcf/d compared with 47.0 Mmcf/d in the second quarter. The new wells at Tommy Lakes continue to come off flush production. These volumes were partially replaced with production of new wells at Pouce Coupe and Sylvan Lake. The new wells at Tommy Lakes are performing as expected and are consistent with our drilling programs of the prior two years.
- The three percent production decrease in oil production reflects the natural decline of these properties, partially offset by new wells commencing production at Loon Lake and Evi.

2005 Q3 compared with 2004 Q3:

- Natural gas production was 44.9 Mmcf/d in Q3 2005, unchanged from Q3 2004. Production declines in the Kotcho-Cabin area were offset by production increases in Tommy Lakes and Pouce Coupe. Focus continues to direct investment towards its low decline, longer life properties.
- Production for the nine-month period ended September 30, 2005 was three percent higher at 10,092 BOE per day from 9,774 BOE per day in the same period in 2004 as natural gas production increased six percent, crude oil production decreased 12 percent and NGL production increased 20 percent.
- Oil production decreased 11 percent from 1,932 bbls per day in Q3 2004 to 1,718 bbls per day in Q3 2005 due to natural declines which were partially offset through investment at Loon Lake, Evi and Red Earth.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
    a) higher than standard heat content of our natural gas;
    b) a high proportion of natural gas delivered to British Columbia markets;
    c) transportation system charges in British Columbia and Alberta;
    d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

Realized Price (CDN$/mcf)	**Three Months Ended September 30, 2005**	2004	**Nine Months Ended September 30, 2005**	2004
AECO daily average	**$ 9.38**	$ 6.21	**$ 7.88**	$ 6.54
Plus: heat content adjustment	**0.87**	0.56	**0.74**	0.55
Less: differential to B.C. markets	**(0.24)**	0.01	**(0.16)**	(0.07)
Less: transportation system charges	**(0.66)**	(0.59)	**(0.61)**	(0.60)
Adjust: timing of actual gas sales	**(0.40)**	(0.01)	**(0.15)**	0.03
Price before price protection	**8.95**	6.18	**7.70**	6.45
Impact of longer term physical sales contracts	**(1.09)**	(0.17)	**(0.16)**	(0.12)
Financial hedging settlements	**(0.09)**	-	**(0.04)**	-
Realized price	**$ 7.77**	$ 6.01	**$ 7.50**	$ 6.33

- Natural gas prices increased significantly during the quarter and there was considerable volatility. This is reflected by the AECO daily average reference price of $9.38 being $1.21 higher than the AECO monthly average reference price of $8.17 per mcf.
- During the third quarter, 59 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.99 per mcf. These forward sales contracts resulted in natural gas sales of approximately $4.5 million lower than if the natural gas had been sold based on the AECO daily reference price.

Crude Oil

- The price realized by Focus for crude oil in the third quarter of 2005, after settlement of financial hedges, was $57.78 per barrel versus $40.79 per barrel for the third quarter of 2004.
- The hedging cost of $2.5 million or $15.98 per barrel for the third quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $2.5 million or $14.04 per barrel.

Price Protection

Price Protection		2005	2006				2007
(volume and reference price)		Q4	Q1	Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	26.5	24.2	12.1	12.1	8.1	6.1
	CDN$/mcf	$8.60 - $8.87	$9.10 - $9.43	$9.42 - $10.75	$9.42 - $10.75	$11.34 - $12.02	$13.23
Crude oil	bbls/d	800	700	700	700	700	-
	CDN$/bbl	$49.56	$62.73 -$68.44	$62.73 - $68.44	$62.73 - $68.44	$62.73 - $68.44	-

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 9 and 10 of the notes to consolidated financial statements.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]	**September 30, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$114,233,285**	$111,347,263
Future income taxes	**39,666,650**	38,611,873
Non-controlling interest – exchangeable shares	**3,892,160**	4,934,044
Unitholders' capital	**101,417,715**	91,143,110
Exchangeable shares	**(956,476)**	(1,546,884)
Accumulated income, opening adjustment	**(21,794,881)**	(13,247,018)
Net income impact of new policy	**(7,991,884)**	(8,547,862)

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
Change in Statements of Income Items	**2005**	2004	**2005**	2004
Depletion and depreciation	**$3,642,625**	$3,216,048	**$10,585,317**	$8,636,296
Future income tax expense (reduction)	**(1,028,054)**	(542,685)	**(3,664,233)**	(3,518,249)
Non-controlling interest	**382,512**	364,531	**1,070,800**	2,524,339
Net income impact of new policy	**$2,997,083**	$3,037,894	**$7,991,884**	$7,642,386

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended September 30, 2005 was $48.8 million compared to $38.0 million in Q3 2004.
- The 28 percent increase from the third quarter of 2004 to the third quarter of 2005 resulted from a 32 percent increase in realized prices for crude oil and natural gas which was partially offset by a two percent decrease in volumes. Focus has increased its weighting of volumes to natural gas

Long-term debt at September 30, 2005 was $93.5 million compared with $74.5 million at December 31, 2004 and $72.7 million at September 30, 2004. The increase in long-term debt from year end reflects the $10.4 million Tommy Lakes acquisition.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $94.3 million at September 30, 2005. This change of $13.1 *million during this period primarily resulted from the following factors:*

- Funds flow from operations was $84.0 million, of which $53.8 million in distributions was declared to unitholders, $0.7 million of net contributions went to the reclamation fund and $29.5-million was used to partially fund capital expenditures during the first three quarters.
- Proceeds were $0.7 million from the issuance of equity pursuant to the exercise of unit appreciation rights.
- The Tommy Lakes acquisition was financed with bank credit facilities for $10.4 million.
- Field capital expenditures of $32.2 million during the first nine months of 2005 were funded through $29.5 million of funds from operations and $2.7 million of indebtedness.

Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at September 30, 2005. The credit facility revolves until May 25, 2006 and may be extended.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing up to 30 to 35 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

($thousands except per-unit amounts)	**September 30, 2005**	December 31, 2004
Long-term debt	**93,500**	74,500
Plus: working capital deficiency	**752**	6,658
Total debt	**94,252**	81,158
Units outstanding and issuable for exchangeable shares	**37,418**	37,223
Market price	**$24.04**	$19.97
Market capitalization	**899,529**	743,343
Total capitalization	**993,781**	824,501
Total debt as a percentage of total capitalization	**9.5%**	9.8%
Annualized funds flow [(i)]	**112,332**	89,567
Total debt to funds flow [(i)]	**0.8**	0.9

[(i)] *September 30, 2005 is based on the funds flow of the Trust for the 273-day period*

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18
October 27, 2005	October 31, 2005	November 15, 2005	$0.18
November 28, 2005	November 30, 2005	December 15, 2005	$0.18(*)
December 28, 2005	December 31, 2005	January 16, 2006	$0.18(*)

(*) *estimated*

Focus declared distributions of $1.48 per unit in respect of January to September 2005 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Funds flow from operations (thousands)	$29,773	$84,018
Funds flow from operations per unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$0.80	$2.25
Distributions per unit	$0.52	$1.48
Payout ratio – per-unit basis	65%	66%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$19,039	$53,877
Payout ratio - dollar basis	64%	64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	1,958	88	604	922	344
Operating leases	396	132	264	-	-
Mineral and surface leases(2)	5,286	881	1,762	1,762	881
Transportation and processing	32,174	11,199	14,888	3,162	2,925
Asset retirement obligations(3)	12,999	215	448	272	12,064
Total contractual obligations	52,813	12,515	17,966	6,118	16,214

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 9 and 10 of the notes to consolidated financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at September 30, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Further to the above, on September 8, 2005, the Department of Finance issued a consultation paper, "Tax and Other Issues Related to Publicly Listed Flow Through Entities (Income Trust and Limited Partnerships)" and began consultations on tax and other issues related to business income trusts and other flow through entities. The outcome of this consultation process may impact the tax status of the trust structure.

Outlook - 2005

The 2005 outlook remains unchanged. Refer to the "Outlook" section of the Trust's 2005 Q2 Interim Report for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

Outlook - 2006

The following chart summarizes Focus' 2006 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	
Average annual production	9,750 - 10,250 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$4.25 - $4.75
Cash G&A expenses per BOE	$1.55 - $1.70
Capital expenditures - field	$45 million
Average annual payout ratio	65% - 70%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

	2005			2004				2003
(thousands of dollars, except as indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL								
Oil and gas revenues, before royalties(1)	48,790	46,583	43,981	39,233	37,979	42,284	30,677	28,088
Funds flow from operations	29,773	27,436	26,809	23,241	21,926	25,961	18,438	17,129
Per Total Unit – basic	$0.80	$0.73	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54
Cash distributions per trust unit	$0.52	$0.48	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42
Payout ratio (per-unit basis)	65%	66%	67%	78%	76%	64%	74%	78%
Net income(2)	17,573	14,682	13,351	14,223	10,508	14,877	11,150	8,108
Per unit – basic(2)	$0.48	$0.40	$ 0.37	$ 0.40	$ 0.30	$ 0.44	$ 0.38	$ 0.30
Capital expenditures	5,658	3,962	22,475	11,325	1,528	857	11,445	4,750
Acquisition expenditures, net	10,394	-	77	1,190	18,580	109,945	(15)	142
Long-term debt plus working capital	94,252	88,965	94,548	81,158	75,235	60,690	(39,893)	23,611
Total Units – outstanding (000's)	37,418	37,339	37,290	37,223	37,094	37,016	36,923	31,822
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,718	1,779	1,850	1,903	1,932	2,027	2,122	2,278
NGLs (bbls/d)	833	770	743	724	776	703	472	460
Natural gas (mcf/d)	44,910	46,997	43,575	43,080	44,903	50,913	31,902	32,476
BOE (@ 6:1)	10,036	10,382	9,856	9,807	10,191	11,215	7,911	8,151

(1) 2004 Q4 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

Consolidated Balance Sheets

	September 30, 2005 (unaudited)	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	**$1,400,188**	$ 43,732
Accounts receivable	**22,585,234**	20,220,594
Prepaid expenses and deposits	**1,661,947**	1,697,846
	25,647,369	21,962,172
Petroleum and natural gas properties and equipment [note 3]	**430,730,092**	413,802,048
Goodwill	**5,100,000**	5,100,000
Reclamation fund	**2,656,478**	1,922,519
	$464,133,939	$442,786,739
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$19,804,656**	$ 22,864,458
Cash distributions payable	**6,594,711**	5,755,784
	26,399,367	28,620,242
Long-term debt [note 5]	**93,500,000**	74,500,000
Asset retirement obligation [note 4]	**12,999,415**	11,461,469
Future income taxes	**81,430,404**	82,338,994
	214,329,186	196,920,705
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**3,892,160**	4,934,044
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**243,336,524**	230,478,257
Contributed surplus [note 8]	**892,747**	498,516
Accumulated income	**169,099,956**	123,494,615
Accumulated cash distributions	**(167,416,634)**	(113,539,398)
	245,912,593	240,931,990
	$464,133,939	$442,786,739

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended September 30,		Nine Months Ended, September 30,	
	2005	2004	**2005**	2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$48,790,125**	$ 37,979,398	**$139,354,375**	$110,939,994
Royalties	**(11,355,487)**	(8,749,502)	**(32,121,546)**	(25,973,256)
Alberta Royalty Tax Credit	**126,028**	104,936	**364,043**	342,184
Facility income	**522,677**	462,631	**1,565,763**	2,070,535
Interest income	**15,311**	116,777	**29,929**	188,295
	38,098,654	29,914,240	**109,192,564**	87,567,752
Expenses				
Transportation system charges	**2,740,267**	2,611,076	**7,516,136**	7,183,691
Production	**3,289,431**	3,106,959	**10,881,097**	8,400,420
General and administrative	**1,676,575**	1,602,491	**5,035,430**	4,032,096
Interest and financing	**890,531**	690,899	**2,585,900**	1,678,932
Depletion and depreciation	**14,088,637**	11,179,476	**40,625,122**	31,210,317
Accretion of asset retirement obligation	**214,167**	203,164	**618,388**	498,001
	22,899,608	19,394,065	**67,262,073**	53,003,457
Income before income and other taxes	**15,199,046**	10,520,175	**41,930,491**	34,564,295
Future income tax expense (reduction)	**(3,079,243)**	(712,685)	**(5,627,599)**	(5,520,249)
Current and large corporations tax	**323,195**	360,479	**881,949**	1,025,115
	(2,756,048)	(352,206)	**(4,745,650)**	(4,495,134)
Non-controlling interest – exchangeable shares	**382,512**	364,531	**1,070,800**	2,524,339
Net income for the period	**17,572,582**	10,507,850	**45,605,341**	36,535,090
Accumulated income, beginning of period				
As previously reported	**151,527,374**	116,293,054	**145,289,496**	85,661,322
Retroactive adjustment for changes in accounting policies [note 3]	**-**	(17,851,510)	**(21,794,881)**	(13,247,018)
As restated	**151,527,374**	98,441,544	**123,494,615**	72,414,304
Accumulated income, end of period	**$169,099,956**	$108,949,394	**$169,099,956**	$108,949,394
Net income per unit [note 11]				
Basic	**$ 0.48**	$ 0.30	**$ 1.25**	$ 1.11
Diluted	**$ 0.47**	$ 0.29	**$ 1.23**	$ 1.09

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $3.9 million and $4.9 million ($10.5 million at December 31, 2003), respectively, in the Trust's consolidated balance sheet as at September 30, 2005 and December 31, 2004. Net income has been reduced for net income attributable to the non-controlling interest of $0.4 million for each of the three months ended September 30, 2005 and 2004 and $1.1 million and $2.5 million, respectively, for the nine months ended September 30, 2005 and 2004 ($5.8 million for the year ended December 31, 2003).

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $114.2 million and $111.3 million respectively ($69.4 million at December 31, 2003), an increase to unitholders' capital of $101.4 million and $91.1 million respectively ($51.8 million at December 31, 2003), and an increase in the future income tax liability of $39.7 million and $38.6 million respectively at September 30, 2005 and December 31, 2004 ($25.5 million at December 31, 2003).

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to funds flow from operations as a result of this change in accounting policy.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $34.0 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	September 30, 2005	December 31, 2004
Balance, beginning of period	$11,461,469	$ 7,442,069
Accretion expense	618,389	664,001
Liabilities incurred		
Acquisitions	365,706	1,938,947
Development activity and changes of estimates	1,150,132	1,540,610
Settlement of liabilities	(596,281)	(124,158)
Balance, end of period	$12,999,415	$11,461,469

5. LONG-TERM DEBT

As at September 30, 2005 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 25, 2006, whereupon it may be renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to September 30, 2005, a total of 398,128 exchangeable shares were converted into 520,462-trust units at exchange ratios prevailing at the time. At September 30, 2005, the exchange ratio was 1.34842 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of

Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration	
Exchangeable Shares of FET Resources Ltd.	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$4,934,044	$10,539,100
Net income attributable to non-controlling interest			1,070,800	2,524,339
Exchanged for trust units	(398,128)	(2,256,704)	(2,112,684)	(8,572,127)
Balance as at September 30	579,218	988,946	3,892,160	4,491,312

For the nine months ended September 30, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of the unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration	
Trust Units of Focus Energy Trust	2005	2004	2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478,257	$115,094,929
Issued on conversion of exchangeable shares (i)	520,462	2,745,276	10,865,015	42,629,939
Issued pursuant to the Executive Bonus Plan (ii)	50,728	56,438	1,045,873	841,889
Issued for cash (iii)	-	5,000,000	-	74,500,000
Trust unit issue expenses	-	-	-	(4,100,000)
Exercise of Unit Appreciation Rights (iv)	92,500	18,500	947,379	159,245
Balance as at September 30	36,637,341	35,854,447	243,336,524	229,126,002

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $723,296 and contributed surplus credit of $224,083.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights. To September 30, 2005 a total of 220,000 units had been issued pursuant to the exercise of rights under the Plan, and 1,805,000 units are reserved for issuance under the Plan. With respect to the 1,805,000 units reserved for issuance under the Plan, a total of 1,286,350 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	305,750	$ 21.43	528,650	$ 16.08
Exercised	(92,500)	$ 11.56	(18,500)	$ 8.61
Cancelled	(40,000)	$ 15.10	(7,500)	$ 10.23
Before reduction of exercise price	1,286,350	$ 13.99	1,168,150	$ 12.62
Reduction of exercise price	-	$ (0.99)	-	$ (0.92)
Balance as at September 30	1,286,350	$ 13.00	1,168,150	$ 11.70

- The average exercise price at the grant date is $15.68.
- The average contractual life of the rights outstanding is 3.47 years.
- The number of rights exercisable at September 30, 2005 is 263,950.
- The average value at the grant date for the nine months ended September 30, 2005 is $4.65 ($3.13 for the nine months ended September 30, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $220,912 for the three months ended September 30, 2005 and $618,315 for the nine months ended September 30, 2005. The Trust recorded non-cash compensation expense and contributed surplus of $82,736 for the quarter ended September 30, 2004 and $179,673 for the nine months ended September 30, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $102,288 for the nine months ended September 30, 2005 (September 30, 2004 - $102,663) which would result in no change to net income per trust unit on a basic and diluted basis.

9. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at September 30, 2005, which have no book value, was a cost of $13,905,456.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	400 bbls	$ 49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$ 49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$ 55.05–66.05	Cdn	WTI	January 2006 – December 2006
	300 bbls	$ 72.97	Cdn	WTI	January 2006 – December 2006(*)
Natural gas	5,000 GJ	$ 5.75-6.85	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$ 8.11–9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$ 7.57–8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$ 8.75-10.02	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$ 11.51	Cdn	AECO	November 2006 – March 2007(*)

(*) contract entered into subsequent to September 30, 2005

10. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2005, which have no book value, was a cost of $20,849,271.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	5,000 GJ	$6.36	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	5,000 GJ	$7.19	Cdn	April 2005 – October 2005
	5,000 GJ	$6.32	Cdn	April 2005 – October 2005
	7,000 GJ	$7.25	Cdn	November 2005 – March 2006
	7,000 GJ	$7.62	Cdn	November 2005 – October 2005
	5,000 GJ	$7.20	Cdn	April 2005 – October 2005
	7,000 GJ	$8.55	Cdn	November 2005 – March 2006

11. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the nine-month period ending September 30 are based on the weighted average number of trust units outstanding in 2005 of 36,356,904 (2004 of 32,831,417). Basic per-unit calculations for the three-month period ending September 30 are based on the weighted average number of trust units outstanding in 2005 of 36,594,045 (2004 of 35,202,534).

Diluted calculations for the nine-month period ending September 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 512,401 (2004 of 287,224) and 953,849 exchangeable shares (2004 of 2,648,661) converted at the average exchange rate. Diluted calculations for the three-month period ending September 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 543,091 (2004 of 358,056) and 787,306 exchangeable shares (2004 of 1,854,407) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the nine months ended September 30:

	2005	2004
Interest paid	$ 2,496,308	$ 1,398,065
Interest received	$ 17,476	$ 125,147
Taxes paid	$ 728,206	$ 1,166,019
Cash distributions paid	$ 53,038,309	$ 42,736,987

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(3)(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)

Derek W. Evans

James H.McKelvie(2)(3)

Gerald A. Romanzin(2)(4)(5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:

Focus Energy Trust: FET.UN

FET Resources Ltd.: FTX

(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

McDaniel and Associates Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

William D. Ostlund
Vice President, Finance and Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

Derek W. Evans
President and Chief Executive Officer

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR DECEMBER 15, 2005

Calgary, November 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of November production of Cdn. $0.18 per trust unit will be paid on December 15, 2005 to unitholders of record November 30, 2005. The ex-distribution date is November 28, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408